SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 29, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of June 30, 2022

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022

CONTENT

Cover sheet

Condensed consolidated interim financial statements

Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim financial statements

Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 8: Other debt securities
Note 9: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investment in associates and joint arrangements
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Other financial liabilities
Note 16: Provisions
Note 17: Other non-financial liabilities
Note 18: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 19: Disclosures by operating segment
Note 20: Income tax
Note 21: Commissions income
Note 22: Differences in quoted prices of gold and foreign currency
Note 23: Other operating income
Note 24: Employee benefits
Note 25: Administrative expenses
Note 26: Other operating expenses
Note 27: Additional disclosures in the statement of cash flows
Note 28: Capital stock
Note 29: Earnings per share – Dividends
Note 30: Deposit guarantee insurance
Note 31: Restricted assets

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022

CONTENT (contd.)

Notes to the condensed consolidated interim financial statements (contd.)

Note 32: Trust activities
Note 33: Compliance with CNV regulations
Note 34: Accounting items that identify the compliance with minimum cash requirements
Note 35: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 36: Corporate bonds issuance
Note 37: Off balance sheet transactions
Note 38: Tax and other claims
Note 39: Restriction on dividends distribution
Note 40: Capital management, corporate governance transparency policy and risk management
Note 41: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 42: Effects of the coronavirus (COVID–19) outbreak
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits

Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by term
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim financial statements

Condensed separate interim financial statements
Notes to the condensed separate interim financial statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	06/30/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	10		181,701,093	234,634,331
Cash			29,020,211	36,249,804
Central Bank of Argentina			97,811,630	145,194,050
Other Local and Foreign Entities			54,768,866	53,181,727
Other			100,386	8,750
Debt Securities at fair value through profit or loss	5 and 10		98,378,029	44,122,233
Derivative Financial Instruments	10		9,658	1,764
Repo transactions	10		31,299,032	42,759,640
Other Financial Assets	6, 7 and 10	R	28,050,958	47,843,641
Loans and other financing	7 and 10	B, C, D and R	449,534,778	479,746,977
Non-financial Public Sector			3,242,468	3,234,986
Other Financial Entities			733,483	2,056,244
Non-financial Private Sector and Foreign Residents			445,558,827	474,455,747
Other Debt Securities	7, 8 and 10	R	470,264,169	389,367,372
Financial Assets delivered as guarantee	10 and 31		20,465,687	24,458,703
Current Income Tax Assets	20		1,271,809	739,903
Equity Instruments at fair value through profit or loss	9 and 10		585,444	2,967,429
Investment in associates and joint arrangements	12		688,355	666,470
Property, plant and equipment		F	71,361,566	71,986,610
Intangible Assets		G	12,082,588	11,442,600
Deferred Income Tax Assets	20		99,451	65,067
Other Non-financial Assets	13		5,932,230	3,174,552
Non-current Assets held for sale			4,391,766	4,413,397
TOTAL ASSETS			1,376,116,613	1,358,390,689

- 1 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	06/30/2022	12/31/2021
LIABILITIES
Deposits	10	H and I	858,150,888	801,732,279
Non-financial Public Sector			83,778,194	76,793,196
Financial Sector			1,223,282	1,308,683
Non-financial Private Sector and Foreign Residents			773,149,412	723,630,400
Liabilities at fair value through profit or loss	10	I	540,143	2,216,191
Derivative Financial Instruments	10	I	895	3,448
Repo Transactions	10	I	342,745
Other Financial Liabilities	10 and 15	I	71,630,943	92,495,055
Financing received from the Central Bank of Argentina and other financial institutions	10	I	2,377,353	595,972
Issued Corporate Bonds	10 and 36	I	1,904,529	4,072,049
Current Income Tax Liabilities	20		640,581	478,299
Subordinated Corporate Bonds	10 and 36	I	51,032,484	57,148,690
Provisions	16	J and R	2,344,705	2,235,037
Deferred Income Tax Liabilities	20		9,562,328	7,749,839
Other Non-financial Liabilities	17		38,233,994	64,796,331
TOTAL LIABILITIES			1,036,761,588	1,033,523,190
SHAREHOLDERS’ EQUITY
Capital Stock	28		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			117,187,931	117,187,931
Earnings Reserved			197,696,122	165,868,796
Unappropriated Retained Earnings			95,482	(12,145,206)
Accumulated Other Comprehensive Income			62,714	3,907,380
Net Income of the period / fiscal year			11,208,865	36,927,829
Net Shareholders’ Equity attributable to controlling interest			339,320,308	324,815,924
Net Shareholders’ Equity attributable to non-controlling interests			34,717	51,575
TOTAL SHAREHOLDERS’ EQUITY			339,355,025	324,867,499
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,376,116,613	1,358,390,689

The notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 2 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Interest income		Q	96,046,239	176,805,740	72,564,514	154,612,683
Interest expense		Q	(42,927,757)	(74,525,172)	(30,777,982)	(69,470,768)
Net Interest income			53,118,482	102,280,568	41,786,532	85,141,915
Commissions income	21	Q	13,237,065	26,460,049	12,203,455	24,081,396
Commissions expense		Q	(1,302,844)	(2,542,966)	(1,111,332)	(2,202,856)
Net Commissions income			11,934,221	23,917,083	11,092,123	21,878,540
Subtotal (Net Interest income + Net Commissions income)			65,052,703	126,197,651	52,878,655	107,020,455
Profit from measurement of financial instruments at fair value through profit or loss		Q	7,744,010	15,308,198	8,660,872	16,960,240
Profit or loss from sold or derecognized assets at amortized cost			(4)	(4)	100,319	208,800
Differences in quoted prices of gold and foreign currency	22		5,379,497	8,998,551	1,049,117	3,262,037
Other operating income	23		3,879,551	7,705,829	2,311,232	5,311,662
Allowance for loan losses			(772,197)	(1,646,036)	(348,472)	(352,848)
Net Operating Income			81,283,560	156,564,189	64,651,723	132,410,346
Employee benefits	24		(15,148,740)	(26,657,658)	(13,766,191)	(26,971,172)
Administrative expenses	25		(6,825,897)	(13,293,827)	(6,373,307)	(12,586,130)
Depreciation and amortization of fixed assets		F and G	(2,642,287)	(5,213,497)	(2,352,097)	(4,695,405)
Other Operating Expenses	26		(12,212,653)	(24,086,720)	(10,278,300)	(21,844,466)
Operating Income			44,453,983	87,312,487	31,881,828	66,313,173
Loss / Income from associates and joint arrangements	12		(39,952)	(82,137)	31,236	73,144
Loss on net monetary position			(38,197,710)	(72,118,206)	(22,231,474)	(48,508,915)
Income before tax on continuing operations			6,216,321	15,112,144	9,681,590	17,877,402
Income tax on continuing operations	20.c)		(2,071,683)	(3,920,137)	(2,110,313)	(6,326,260)
Net Income from continuing operations			4,144,638	11,192,007	7,571,277	11,551,142
Net Income of the period			4,144,638	11,192,007	7,571,277	11,551,142
Net Income of the period attributable to controlling interest			4,147,631	11,208,865	7,571,133	11,550,878
Net Income of the period attributable to non-controlling interest			(2,993)	(16,858)	144	264

- 3 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Net Profit attributable to Parent’s shareholders	4,147,631	11,208,865	7,571,133	11,550,878
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	4,147,631	11,208,865	7,571,133	11,550,878
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	6.4866	17.5299	11.8408	18.0648

- 4 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Net Income of the period			4,144,638	11,192,007	7,571,277	11,551,142
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(155,115)	(457,890)	(328,414)	(504,349)
Foreign currency translation differences of the period			(155,115)	(457,890)	(328,414)	(504,349)
Profit or loss for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(2,988,724)	(3,386,776)	677,427	1,923,016
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(3,895,410)	(5,797,419)	(147,598)	429,517
Adjustment for reclassification of period			(615,480)	692,062	1,218,815	2,380,736
Income tax	20.c)		1,522,166	1,718,581	(393,790)	(887,237)
Total Other Comprehensive (Loss) / Income that is subsequently reclassified to profit or loss			(3,143,839)	(3,844,666)	349,013	1,418,667
Total Other Comprehensive (Loss) / Income			(3,143,839)	(3,844,666)	349,013	1,418,667
Total Comprehensive Income of the period			1,000,799	7,347,341	7,920,290	12,969,809
Total Comprehensive Income attributable to controlling interest			1,003,792	7,364,199	7,920,146	12,969,545
Total Comprehensive Income attributable to non-controlling interest			(2,993)	(16,858)	144	264

The notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 5 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	117,187,931	817,118	3,090,262	65,949,559	99,919,237	24,782,623	324,815,924	51,575	324,867,499
Total comprehensive income of the period
- Net income of the Period									11,208,865	11,208,865	(16,858)	11,192,007
- Other comprehensive loss of the period					(457,890)	(3,386,776)				(3,844,666)		(3,844,666)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							4,956,526		(4,956,526)
Reserve for dividends are pending authorization of Central Bank of Argentina	29							26,870,800	(19,317,078)	7,553,722		7,553,722
Personal property tax on business corporation									(413,537)	(413,537)		(413,537)
Amount at the end of the period		639,413	12,429,781	117,187,931	359,228	(296,514)	70,906,085	126,790,037	11,304,347	339,320,308	34,717	339,355,025

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non-Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	117,187,931	1,860,498	448,882	65,949,559	159,734,459	(53,933,331)	304,317,192	3,838	304,321,030
Total comprehensive income of the period
- Net income of the Period									11,550,878	11,550,878	264	11,551,142
- Other comprehensive income of the period					(504,349)	1,923,016				1,418,667		1,418,667
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Dividends	29							(17,481,782)		(17,481,782)		(17,481,782)
- Absorption of loss accumulated	38
Legal reserve								(908)	908
Legal reserve for future distribution earnings								(41,787,217)	41,787,217
Personal property tax on business corporation								(545,315)		(545,315)		(545,315)
Amount at the end of the period		639,413	12,429,781	117,187,931	1,356,149	2,371,898	65,949,559	99,919,237	(594,328)	299,259,640	4,102	299,263,742

The notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 6 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	06/30/2022	06/30/2021
Cash flows from operating activities
Income of the period before Income Tax		15,112,144	17,877,402
Adjustment for the total monetary effect of the period		72,118,206	48,508,915
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		5,213,497	4,695,405
Allowance for loan losses		1,646,036	352,848
Difference in quoted prices of foreign currency		(19,984,126)	(15,443,134)
Other adjustments		34,715,106	41,790,600
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(54,262,413)	18,036,717
Derivative financial instruments		(7,894)	8,894
Repo transactions		11,460,608	59,613,190
Loans and other financing
Non-financial public sector		(7,482)	1,436,828
Other financial entities		1,322,761	1,206,225
Non-financial private sector and foreign residents		27,121,519	78,660,801
Other debt securities		16,703,691	(17,022,680)
Financial assets delivered as guarantee		3,993,016	5,688,993
Equity instruments at fair value through profit or loss		2,381,985	(4,521)
Other assets		17,964,142	13,200,149
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		6,984,998	(66,561,966)
Financial sector		(85,401)	(251,178)
Non-financial private sector and foreign residents		49,519,012	(130,299,059)
Liabilities at fair value through profit or loss		(1,676,048)	19,021
Derivative financial instruments		(2,553)	2,315
Repo transactions		342,745	(819,651)
Other liabilities		(20,696,533)	(39,405,018)
Income Tax Payments		(806,696)	(10,591,528)
Total cash from operating activities (A)		169,070,320	10,699,568

- 7 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	06/30/2022	06/30/2021
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(6,714,853)	(5,128,312)
Total cash used in investing activities (B)		(6,714,853)	(5,128,312)
Cash flows from financing activities
Payments:
Dividends		(7,282,496)
Non-subordinated corporate bonds		(3,497,494)	(5,210,850)
Financing to local financial entities			(580,737)
Subordinated Corporate Bonds		(1,707,959)	(2,139,576)
Other payments related to financing activities		(307,959)	(259,955)
Collections / Incomes:
Non-subordinated corporate bonds		2,061,617
Financing to local financial entities		1,940,323
Total cash used in financing activities (C)		(8,793,968)	(8,191,118)
Effect of exchange rate fluctuations (D)		30,742,698	24,502,160
Monetary effect on cash and cash equivalents (E)		(137,123,744)	(113,328,256)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		47,180,453	(91,445,958)
Restated cash and cash equivalents at the beginning of the fiscal year	27	421,978,624	541,734,427
Cash and cash equivalents at the end of the period	27	469,159,077	450,288,469

The notes 1 to 44 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 8 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payments services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 18 and January 17, 2022, the Bank made irrevocable capital contributions for an amount of 245,539 and 130,758 (not restated), respectively. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488 (not restated). As it was explained in note 3 to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.

In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 12.

On August 24, 2022, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2022 and December 31, 2021, the deposits held by the Misiones Provincial Government with the Bank amounted to 22,728,293 and 12,352,254 (including 1,459,473 and 1,410,441, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of June 30, 2022 and December 31, 2021, the deposits held by the Salta Provincial Government with the Bank amounted to 23,765,865 and 8,789,607 (including 2,513,425 and 2,996,459, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2022 and December 31, 2021, the deposits held by the Jujuy Provincial Government with the Bank amounted to 7,793,655 and 11,473,910 (including 1,739,533 and 2,598,967, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2023 and 2025, respectively.

As of June 30, 2022 and December 31, 2021, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 20,968,296 and 23,833,410 (including 6,395,785 and 6,984,413, related to court deposits), respectively.

Additionally, as of June 30, 2022 and December 31, 2021, the Bank granted loans to the Tucumán Provincial Government for an amount of 1,377,787 and 2,502,776, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 9). On March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended June 30, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of June 30, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of June 30, 2022, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2021, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2021, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2021, already issued.

As of June 30, 2022 and December 31, 2021, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SA (1) (3) and (4)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SA (2)	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (5)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Subsidiaries	Principal Place of Business	Country	Main Activity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services
Fintech SGR (Structured entity)	Esmeralda 320 – 6th floor – Office A – CABA	Argentina	Granting of guarantees

(1)	On August 2, 2022, Banco Macro SA acquired the 0.8459% of the remaining shares of this company and became into a single-shareholder. The corporate name is modified from “Macro Securities SA” to “Macro Securities SAU”.
(2)	On August 2, 2022, Banco Macro SA acquired the 0.9537% of the remaining shares of this company and became into a single-shareholder. The corporate name is modified from “Macro Fiducia SA” to “Macro Fiducia SAU”.
(3)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(4)	As of June 30, 2022, the indirect interest of Banco Macro SA is held through Macro Fiducia SA.
(5)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 29,024).

As of June 30, 2022 and December 31, 2021, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SA (1)	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SA (1)	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (2)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	As mentioned before, during August 2022, the corporate names of these entities were modified to “Macro Securities SAU” and “Macro Fiducia SAU”.
(2)	On July 17, 2022, the Bank made an irrevocable capital contribution in this company for an amount of 200,000 for absorption of loss.

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2022 and December 31, 2021 are as follows:

Balances as of 06/30/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SA (1)	Macro Fiducia SA (1)	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,354,623,266	12,558,153	23,135,031	160,980	1,415,618	2,943,812	(18,720,247)	1,376,116,613
Liabilities	1,015,302,958	9,161,668	17,347,854	3,108	870,110	2,904,567	(8,828,677)	1,036,761,588
Equity attributable to the owners of the Bank	339,320,308	3,396,485	5,580,731	157,872	545,508	39,245	(9,719,841)	339,320,308
Equity attributable to non-controlling interests			206,446				(171,729)	34,717

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2022
(Translation of Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SA (1)	Macro Fiducia SA (1)	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,337,367,095	12,454,981	20,538,144	166,601	1,612,751	1,899,488	(15,648,371)	1,358,390,689
Liabilities	1,012,551,171	8,411,680	15,944,761	3,906	945,825	1,836,728	(6,170,881)	1,033,523,190
Equity attributable to the owners of the Bank	324,815,924	4,043,301	4,358,810	162,695	666,926	62,760	(9,294,492)	324,815,924
Equity attributable to non-controlling interests			234,573				(182,998)	51,575

(1)	As mentioned before, during August 2022, the corporate names of these entities were modified to “Macro Securities SAU” and “Macro Fiducia SAU”.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, they are in the process of being transcribed into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of June 30, 2022, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2022, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and six-month periods ended June 30, 2022, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended June 30, 2022, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of June 30, 2022, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 36.15% and 25.32% for the six-month periods ended June 30, 2022 and 2021, respectively, and 50.94% for the fiscal year ended on December 31, 2021.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Reclassification of financial assets and liabilities – Changes in business model

During June 2022, the Bank’s Management decided to update the objective related to the investments in Federal government bonds in pesos adjusted by CER 2022 and Letters of National Estate in pesos adjusted by CER to discount matured on July 29, 2022 and August 16, 2022, respectively, which as of the closing date of these condensed consolidated interim financial statements were at the Bank’s portfolio. These investments were reclassified from fair value through OCI to fair value through profit or loss. The change in the business model was performed with the objective to optimize the administration of the bonds portfolio, thus take advantage of the eventual opportunities in the primary/secondary market, considering the short-duration of the instruments adjusted by CER, maturing in the third quarter of the year and in a context of a narrow volatility for instruments with close maturities.

At the reclassification date abovementioned, the fair value of these investments amounted to 62,021,517.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated financial statements as of December 31, 2021, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2022, the following amendment to IFRS are effective and they did not have a material impact on these condensed consolidated interim financial statements:

Amendments to IFRS 3 - Reference to the Conceptual Framework.

The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

This amendment did not have a material impact on these condensed consolidated interim financial statements since currently, the Bank has not performed business combination transactions with contingent assets and liabilities.

Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use.

The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of items.

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.

The IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of contracts.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle.

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	340,158,466	302,144,071
Guarantees granted (1)	4,502,089	3,092,258
Overdraft and unused agreed commitments (1)	1,307,744	1,187,985
Subtotal	345,968,299	306,424,314
Less: Allowance for Expected Credit Losses (ECL)	(512,965)	(464,419)
Total	345,455,334	305,959,895

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 19,340 and 35,525 as of June 30, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 407,696 and 130,991 as of June 30, 2022 and December 31, 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

Disclosures related to allowance for ECL are detailed in item 7.5 of note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Government securities (1)	95,207,244	41,704,971
Private securities	3,170,785	2,417,262
Total	98,378,029	44,122,233

(1)	In addition, on August 5, 2022, the Bank entered into a voluntary debt swap. The instruments that entered into the swap for an amount of 69,536,343, are as follows:

•	Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022 (T2X2).

•	Letters of National Estate in pesos adjusted by CER to discount – Maturity : 08-16-2022 (X16G2).

•	Letters of Treasury in pesos to discount – Maturity: 10-31-2022 (S31O2).

•	Letters of Treasury in pesos to discount – Maturity: 08-31-2022 (S31G2).

•	Letters of National Estate in pesos adjusted by CER to discount – Maturity: 10-21-2022 (X21O2).

•	Letters of National Estate in pesos adjusted by CER to discount – Maturity: 08-16-2022 (X16G2).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Sundry debtors (see note 9)	16,173,517	13,666,149
Receivables from other spot sales pending settlement	8,556,602	9,366,724
Private securities	1,998,654	2,819,096
Receivables from spot sales of government securities pending settlement	884,650	123,691
Receivables from spot sales of foreign currency pending settlement	134,173	21,059,703
Other	354,147	844,288
Subtotal	28,101,743	47,879,651
Less: Allowances for ECL	(50,785)	(36,010)
Total	28,050,958	47,843,641

Disclosures related to allowance for ECL are detailed in item 7.4 of note 7 “Loss allowance for credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2021, already issued. Additionally, note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

7.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	06/30/2022	12/31/2021
Loans and other financing	458,266,562	492,860,278
Individual assessment	98,057,198	117,409,516
Collective assessment	360,209,364	375,450,762
Less: Allowance for ECL (1)	(8,731,784)	(13,113,301)
Total	449,534,778	479,746,977

(1)	As explained in note 3, ECL are not calculated to public sector exposures.

As explained in note 43.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty in external obligation restructuring”, to the consolidated financial statements as of December 31, 2021, already issued, the Bank decided to record an adjustment on a forward-looking basis. Such adjustment amounted to 634,663 and 2,703,980 as of June 30, 2022 and December 31, 2021, respectively.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraphs. The amounts are presented gross of the impairment allowances.

		06/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		436,625,888	9,019,633		445,645,521	97.25
High grade	0.00% - 3.50%	376,314,046	935,858		377,249,904	82.33
Standard grade	3.51% - 7.00%	44,577,855	3,001,956		47,579,811	10.38
Sub-standard grade	7.01% - 33.00%	15,733,987	5,081,819		20,815,806	4.54
Past due but not impaired	33.01% - 99.99%	3,653,335	4,709,935		8,363,270	1.82
Impaired	100%			4,257,771	4,257,771	0.93
	Total	440,279,223	13,729,568	4,257,771	458,266,562	100
	%	96.07	3.00	0.93	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		465,134,663	11,772,632		476,907,295	96.76
High grade	0.00% - 3.50%	390,913,192	1,129,600		392,042,792	79.54
Standard grade	3.51% - 7.00%	57,902,058	3,421,901		61,323,959	12.44
Sub-standard grade	7.01% - 33.00%	16,319,413	7,221,131		23,540,544	4.78
Past due but not impaired	33.01% - 99.99%	4,307,675	7,154,023		11,461,698	2.33
Impaired	100%			4,491,285	4,491,285	0.91
	Total	469,442,338	18,926,655	4,491,285	492,860,278	100
	%	95.25	3.84	0.91	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

7.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

		06/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		94,453,689	2,342,909		96,796,598	98.71
High grade	0.00% - 3.50%	73,232,305	280,943		73,513,248	74.97
Standard grade	3.51% - 7.00%	17,137,662	1,691,885		18,829,547	19.20
Sub-standard grade	7.01% - 33.00%	4,083,722	370,081		4,453,803	4.54
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,260,600	1,260,600	1.29
	Total	94,453,689	2,342,909	1,260,600	98,057,198	100
	%	96.33	2.38	1.29	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		109,921,651	4,872,965		114,794,616	97.77
High grade	0.00% - 3.50%	82,882,665	589,080		83,471,745	71.09
Standard grade	3.51% - 7.00%	22,236,684	1,710,583		23,947,267	20.40
Sub-standard grade	7.01% - 33.00%	4,802,302	2,573,302		7,375,604	6.28
Past due but not impaired	33.01% - 99.99%		1,575,260		1,575,260	1.34
Impaired	100%			1,039,640	1,039,640	0.89
Total		109,921,651	6,448,225	1,039,640	117,409,516	100
%		93.62	5.49	0.89	100

7.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		06/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		342,172,199	6,676,724		348,848,923	96.85
High grade	0.00% - 3.50%	303,081,741	654,915		303,736,656	84.33
Standard grade	3.51% - 7.00%	27,440,193	1,310,071		28,750,264	7.98
Sub-standard grade	7.01% - 33.00%	11,650,265	4,711,738		16,362,003	4.54
Past due but not impaired	33.01% - 99.99%	3,653,335	4,709,935		8,363,270	2.32
Impaired	100%			2,997,171	2,997,171	0.83
Total		345,825,534	11,386,659	2,997,171	360,209,364	100
%		96.01	3.16	0.83	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		355,213,012	6,899,667		362,112,679	96.45
High grade	0.00% - 3.50%	308,030,527	540,520		308,571,047	82.19
Standard grade	3.51% - 7.00%	35,665,374	1,711,318		37,376,692	9.95
Sub-standard grade	7.01% - 33.00%	11,517,111	4,647,829		16,164,940	4.31
Past due but not impaired	33.01% - 99.99%	4,307,675	5,578,763		9,886,438	2.63
Impaired	100%			3,451,645	3,451,645	0.92
Total		359,520,687	12,478,430	3,451,645	375,450,762	100
%		95.76	3.32	0.92	100

7.2	Other debt securities at amortized cost

For purchased corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	434,476			434,476	94.77
Financial trust	23,966			23,966	5.23
Total	458,442			458,442	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	117,754			117,754	32.67
Financial trust	242,629			242,629	67.33
Total	360,383			360,383	100
%	100			100

The related ECL for corporate bonds as of June 30, 2022 and December 31, 2021 amounted to 676 and 721, respectively. The ECL related to financial trusts as of December 31, 2021 amounted to 18.

7.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in note 8.

7.4.	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	26,103,089			26,103,089	100
Total	26,103,089			26,103,089	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	45,060,555			45,060,555	100
Total	45,060,555			45,060,555	100
%	100			100

The ECL related to these types of instruments amounted to 50,785 and 36,010 as of June 30, 2022 and December 31, 2021, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 9.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

7.5	Contingent transaction

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	337,903,393	2,252,372	2,701	340,158,466	98.44
Guarantees granted	4,482,749			4,482,749	1.30
Overdraft and unused agreed commitments	900,048			900,048	0.26
Total	343,286,190	2,252,372	2,701	345,541,263	100
%	99.35	0.65	0.00	100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	299,723,338	2,416,128	4,605	302,144,071	98.65
Guarantees granted	2,978,679	78,054		3,056,733	1.00
Overdraft and unused agreed commitments	1,056,995			1,056,995	0.35
Total	303,759,012	2,494,182	4,605	306,257,799	100
%	99.18	0.82	0.00	100

The related ECL for undrawn commitments of credit cards and checking accounts as of June 30, 2022 and December 31, 2021 amounted to 473,265 and 437,421, respectively. The ECL related to guarantees granted as of June 30, 2022 and December 31, 2021 amounted to 37,579 and 22,913, respectively. The ECL related to overdraft and unused agreed commitments as of June 30, 2022 and December 31, 2021 amounted to 2,121 and 4,085, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

8.	OTHER DEBT SECURITIES

The composition of other debt securities as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
At fair value through OCI
Government securities	127,490,893	169,991,060
Government securities – Foreign	5,630,956	5,595,798
Central Bank internal bills		181,042,397
Total at fair value through OCI	133,121,849	356,629,255

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Composition (contd.)	06/30/2022	12/31/2021
At amortized cost
Central Bank internal bills	281,200,953
Government securities	33,869,850	32,378,473
Central Bank notes	21,613,751
Private securities	457,766	359,644
Total at amortized cost	337,142,320	32,738,117
Total	470,264,169	389,367,372

9.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Prisma Medios de Pago SA (1)		2,438,569
Other	585,444	528,860
Total	585,444	2,967,429

(1)	On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The price of such shares is (in thousand) USD 33,018 and shall be paid as follows: (i) 30% in Pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Profit from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022 an agreement updated was performed for the 100% of the shares.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	98,378,029	96,245,570	1,317,360	815,099
Derivatives financial instruments	9,658		9,658
Other financial assets	1,998,654	1,957,138		41,516
Equity instruments at fair value through profit or loss	585,444	73,121		512,323

At fair value through OCI
Other debt Securities	133,121,849	133,121,849
Financial assets delivered as guarantee	389,986	389,986
Total	234,483,620	231,787,664	1,327,018	1,368,938

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	540,143	540,143
Derivatives financial instruments	895	881	14
Total	541,038	541,024	14

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	44,122,233	42,208,259	393,492	1,520,482
Derivatives financial instruments	1,764	539	1,225
Other financial assets	2,819,096	2,776,860		42,236
Equity instruments at fair value through profit or loss	2,967,429	91,891		2,875,538

At fair value through OCI
Other debt Securities	356,629,255	198,122,395	158,506,860
Total	406,539,777	243,199,944	158,901,577	4,438,256

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	2,216,191	2,216,191
Derivatives financial instruments	3,448		3,448
Total	2,219,639	2,216,191	3,448

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2022 and December 31, 2021, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

	As of June 30, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,520,482	42,236	2,875,538
Transfers to Level 3
Transfers from Level 3
Profit and loss	228,071	3,328	683
Recognition and derecognition	(535,332)	8,698	(1,880,528)
Monetary effects	(398,122)	(12,746)	(483,370)
Amount at the end of the period	815,099	41,516	512,323

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	777,741	53,800	3,397,416
Transfers to Level 3
Transfers from Level 3
Profit and loss	480,025	2,491	846,556
Recognition and derecognition	684,069	6,991	(30,361)
Monetary effects	(421,353)	(21,046)	(1,338,073)
Amount at the end of the fiscal year	1,520,482	42,236	2,875,538

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 9 as of December 31, 2021).

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	06/30/2022
Composition	06/30/2022	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	388,218	Income approach (discounted cash flow)	Discount rate in pesos	47.24	57.08		%
Corporate bonds	423,382	Income approach (discounted cash flow)	Discount rate in pesos	37.09	81.34		%

	Fair value of		Significant	Range of inputs
	Level 3 Assets	Valuation	unobservable	12/31/2021
Composition	12/31/2021	technique	inputs	Range of inputs
				Low	High	Unit
Provisional Debt Securities of Financial Trusts	437,966	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14		%
Corporate bonds	1,078,493	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	06/30/2022		12/31/2021
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	2,097	(1,912)	210	(206)
Corporate bonds	40,995	(32,218)	20,813	(19,185)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of June 30, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2022 and December 31, 2021:

	06/30/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	181,701,093	181,701,093			181,701,093
Repo transactions	31,299,032	31,299,032			31,299,032
Other financial assets	26,052,304	26,052,304			26,052,304
Loans and other financing	449,534,778			411,052,770	411,052,770
Other debt securities	337,142,320	33,729,654	303,369,312	26,390	337,125,356
Financial assets delivered as guarantee	20,075,701	20,075,701			20,075,701
Total	1,045,805,228	292,857,784	303,369,312	411,079,160	1,007,306,256

Financial liabilities
Deposits	858,150,888	422,207,306		434,200,722	856,408,028
Repo transactions	342,745	342,745			342,745
Other financial liabilities	71,630,943	69,678,577	1,899,549		71,578,126
Financing received from the BCRA and other financial institutions	2,377,353	1,924,949	443,982		2,368,931
Issued corporate bonds	1,904,529		1,722,266		1,722,266
Subordinated corporate bonds	51,032,484		40,586,492		40,586,492
Total	985,438,942	494,153,577	44,652,289	434,200,722	973,006,588

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	234,634,331	234,634,331			234,634,331
Repo transactions	42,759,640	42,759,640			42,759,640
Other financial assets	45,024,545	45,024,545			45,024,545
Loans and other financing	479,746,977			445,742,102	445,742,102
Other debt securities	32,738,117	31,139,121	884,800	212,592	32,236,513
Financial assets delivered as guarantee	24,458,703	24,458,703			24,458,703
Total	859,362,313	378,016,340	884,800	445,954,694	824,855,834

Financial liabilities
Deposits	801,732,279	454,353,984		346,926,420	801,280,404
Other financial liabilities	92,495,055	90,526,479	1,953,525		92,480,004
Financing received from the BCRA and other financial institutions	595,972	539,448	52,248		591,696
Issued corporate bonds	4,072,049		3,584,381		3,584,381
Subordinated corporate bonds	57,148,690		46,916,760		46,916,760
Total	956,044,045	545,419,911	52,506,914	346,926,420	944,853,245

11.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being a structured entity in which the Bank has control (see also note 1).

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows:

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	80,821	1,169,567
Cash and deposits in Banks	340	126,322
Debt Securities at fair value through profit or loss		847,103
Other financial assets	53,877	195,596
Property, plant and equipment	775
Deferred tax assets	5,398
Other non-financial assets	20,431	546
Liabilities	68,342	1,169,567
Other financial liabilities		1,159,226
Other non-financial liabilities	68,342	10,341
Net assets acquired at fair value	12,479

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The goodwill generated by the acquisition of Fintech SGR amounted to 31,075.

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

12.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

12.1 Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of March 31, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between April 1, 2022 and June 30, 2022.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	06/30/2022	12/31/2021
Total assets	81,670	121,006
Total liabilities	10,118	17,166
Shareholders’ equity	71,552	103,840
Proportional Bank’s interest	5%	5%
Investment carrying amount	3,578	5,192

As of June 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (1,616) and 307, respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of March 31, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between April 1, 2022 and June 30, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	06/30/2022	12/31/2021
Total assets	2,571,240	2,537,603
Total liabilities	252,787	214,301
Shareholders’ equity	2,318,453	2,323,302
Effects of the irrevocable capital contributions made during 2022 pending capitalization	(1,356,434)
Adjusted Shareholders’ equity	962,019	2,323,302
Proportional Bank’s interest	10.0197%	10.0197%
Investment carrying amount	96,391	232,788
Irrevocable capital contribution made on January 2022 (see note 1)	146,108
	242,499	232,788

As of June 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (161,677) and (30,514), respectively.

12.2	Joint ventures

The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	06/30/2022	12/31/2021
Total assets	986,350	965,476
Total liabilities	205,096	224,377
Shareholders’ equity	781,254	741,099
Proportional Bank’s interest	50%	50%
Investment carrying amount	390,627	370,550

As of June 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to 87,446 y 103,425, respectively.

b)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements” to the consolidated financial statements as of December 31, 2021, already issued, is measured at equity method plus goodwill:

Summarized statement of financial position	06/30/2022	12/31/2021
Total assets	38,887	52,945
Total liabilities	4,090	5,569
Shareholders’ equity	34,797	47,376
Proportional Bank’s interest	50%	50%
Equity interest	17,399	23,688
Goodwill	34,252	34,252
Investment carrying amount	51,651	57,940

As of June 30, 2022, the investment carrying amount in the net income for the period amounted to (6,290).

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Investment property (see Exhibit F)	3,080,652	1,184,126
Advanced prepayments	2,347,910	1,130,289
Tax advances	314,090	598,089
Other	189,578	262,048
Total	5,932,230	3,174,552

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

As of June 30, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA (2)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	1,003								1,003
Other financial assets							84,018	50,197	134,215
Loans and other financing (4)
Documents								160,218	160,218
Overdraft							96,419	677,628	774,047
Credit cards							123,858	92,361	216,219
Lease								50,714	50,714
Personal loans							1,317		1,317
Mortgage loans							309,865		309,865
Other loans		3,145,868					92,592	1,609,104	4,847,564
Other receivables from financial intermediation					1,722,027			104	1,722,131
Guarantee granted								1,285,380	1,285,380
Total assets	1,003	3,145,868			1,722,027		708,069	3,925,706	9,502,673

Liabilities
Deposits	1	2,446,223	39,096	71,299	168	49,923	2,947,804	2,459,816	8,014,330
Other financial liabilities							34,401	1,740	36,141
Issued corporate bonds		28,006	187,020						215,026
Subordinated corporate bonds					102,269				102,269
Other non-financial liabilities								16,698	16,698
Total liabilities	1	2,474,229	226,116	71,299	102,437	49,923	2,982,205	2,478,254	8,384,464

(1)	These transactions are eliminated during the consolidation process.

(2)	As explained in note 3, during August 2022, the corporate name was modified to “Macro Securities SAU”.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for loans and other financing as of June 30, 2022 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 3,145,868, 1,722,027, 841,066 and 10,258,066, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA (2)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	1,121								1,121
Other financial assets							202,779	196,921	399,700
Loans and other financing (4)
Documents								38,859	38,859
Overdraft							109,470	344,379	453,849
Credit cards							97,801	73,487	171,288
Lease								39,111	39,111
Personal loans							1,940		1,940
Mortgage loans							349,365		349,365
Other loans		1,885,598					103,941	2,153,965	4,143,504
Other receivables from financial intermediation					1,032,475			9,394	1,041,869
Guarantee granted								1,393,321	1,393,321
Other non-financial assets							33		33
Total assets	1,121	1,885,598			1,032,475		865,329	4,249,437	8,033,960

Liabilities
Deposits	5	2,165,335	222,908	93,396	42	71,941	5,030,465	2,334,067	9,918,159
Financial liabilities at fair value through profit or loss								2,215,617	2,215,617
Other financial liabilities							66,412	339,351	405,763
Subordinated corporate bonds					57,206				57,206
Other non-financial liabilities								20,943	20,943
Total liabilities	5	2,165,335	222,908	93,396	57,248	71,941	5,096,877	4,909,978	12,617,688

(1)	These transactions are eliminated during the consolidation process.

(2)	As explained in note 3, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,901,456, 1,032,475, 975,483 and 8,326,069 respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Profit or loss related to transactions generated during the six-month periods ended June 30, 2022 and 2021 with related parties are as follows:

	As of June 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA (2)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		1,091					105,932	615,326	722,349
Interest expense						(5,847)	(34,506)	(3,187)	(43,540)
Commissions income		1,585	59		197	71	18	29,970	31,900
Commissions expense					(3,143)		(6)	(798)	(3,947)
Other operating income	3	6,059		21				21	6,104
Administrative expense								(173,861)	(173,861)
Other operating expense		(10,142)						(31,083)	(41,225)
Total Income / (loss)	3	(1,407)	59	21	(2,946)	(5,776)	71,438	436,388	497,780

(1)	These transactions are eliminated during the consolidation process.

(2)	As explained in note 3, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(3)	Includes close family members of the key management personnel.

	As of June 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SA (2)	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		2,816				96,607	1,323,672	1,423,095
Interest expense		(5,734)			(12,412)	(36,307)	(78,049)	(132,502)
Commissions income		10,259	89		118	11	13,419	23,896
Commissions expense						(18)	(238)	(256)
Other operating income	2	4,634					23	4,659
Administrative expense							(167,362)	(167,362)
Other operating expense							(50,512)	(50,512)
Total Income / (loss)	2	11,975	89		(12,294)	60,293	1,040,953	1,101,018

(1)	These transactions are eliminated during the consolidation process.

(2)	As explained in note 3, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2022 and 2021, totaled 362,205 and 432,436, respectively.

In addition, fees received by the Directors as of June 30, 2022 and 2021 amounted to 792,981 and 1,213,404, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	06/30/2022	12/31/2021
Board of Directors	23	21
Senior managers of the key management personnel	12	12
Total	35	33

15.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Credit and debit card settlement - due to merchants	45,571,848	44,992,640
Amounts payable for other spot purchases pending settlement	10,815,682	9,629,109
Payment orders pending to foreign exchange settlement	3,130,653	4,049,715
Collections and other transactions on account and behalf of others	3,064,902	3,310,895
Finance leases liabilities	1,636,297	1,933,591
Amounts payable for spot purchases of government securities pending settlement	922,671	2,209,475
Amounts payable for spot purchases of foreign currency pending settlement	218,524	21,119,634
Other	6,270,366	5,249,996
Total	71,630,943	92,495,055

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of June 30, 2022 and December 31, 2021.

The expected terms to settle these obligations are as follows:

	06/30/2022
Composition	Within 12 months	Over 12 months	06/30/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	680
Letters of credits, guarantees and other commitments (1)	512,965		512,965	464,419
Commercial claims in progress (2)	166,370	208,911	375,281	432,333
Labor lawsuits	120,875	121,062	241,937	293,263
Pension funds - reimbursement	110,241	132,726	242,967	144,675
Other	13,787	957,268	971,055	899,667
Total	924,238	1,420,467	2,344,705	2,235,037

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 38.2.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Withholdings	10,489,848	9,562,779
Dividends payables (see note 29)	9,875,722	36,189,779
Salaries, bonuses and payroll taxes payables	7,512,638	8,963,205
Taxes payables	4,453,528	4,377,580
Miscellaneous payables	2,926,688	2,586,204
Retirement pension payment orders pending settlement	1,556,094	575,950
Fees payables	111,741	424,055
Other	1,307,735	2,116,779
Total	38,233,994	64,796,331

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2022 and December 31, 2021:

06/30/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	181,701,093
Debt securities at fair value through profit or loss		88,870,371	9,507,658
Derivatives financial instruments		9,658
Repo transactions		31,299,032
Other financial assets	4,882,714	15,120,530	8,047,714
Loans and other financing (1)	663,915	309,442,164	139,428,699
Other debt securities		424,396,614	45,867,555
Financial assets delivered as guarantee	20,075,701	389,986
Equity instruments at fair value through profit or loss	585,444
Total assets	207,908,867	869,528,355	202,851,626

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

06/30/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	415,263,892	442,552,145	334,851
Financial liabilities at fair value through profit or loss		540,143
Derivative financial instruments		895
Repo transactions		342,745
Other financial liabilities		69,853,517	1,777,426
Financing received from the BCRA and other financial institutions		2,377,353
Issued corporate bonds		4,559	1,899,970
Subordinated corporate bonds		516,531	50,515,953
Total liabilities	415,263,892	516,187,888	54,528,200

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	234,634,331
Debt securities at fair value through profit or loss		29,525,149	14,597,084
Derivative financial instruments		1,764
Repo transactions		42,759,640
Other financial assets	5,189,145	36,025,173	6,629,323
Loans and other financing (1)	223,561	315,127,962	164,395,454
Other debt securities		325,482,051	63,885,321
Financial assets delivered as guarantee	24,458,703
Equity instruments at fair value through profit or loss	2,967,429
Total assets	267,473,169	748,921,739	249,507,182

Liabilities
Deposits	446,174,669	355,514,819	42,791
Liabilities at fair value through profit or loss		2,216,191
Derivative financial instruments		3,448
Other financial liabilities		90,806,580	1,688,475
Financing received from the BCRA and other financial institutions		589,026	6,946
Issued corporate bonds		4,072,049
Subordinated corporate bonds		1,246,158	55,902,532
Total liabilities	446,174,669	454,448,271	57,640,744

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

19.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

20.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.
ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.
iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.
iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.
v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2022 and December 31, 2021, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Current income tax expense	1,371,864	1,989,882	1,758,830	3,766,090
Loss for deferred income taxes	644,441	1,778,104	110,523	1,937,576
Monetary effects	55,378	152,151	240,960	622,594
Income tax loss recorded in the statement of income	2,071,683	3,920,137	2,110,313	6,326,260
Income tax (profit) / loss recorded in other comprehensive income	(1,522,166)	(1,718,581)	393,790	887,237
Total	549,517	2,201,556	2,504,103	7,213,497

Tax inflation adjustment – Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

21.	COMMISSIONS INCOME

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	7,477,523	14,864,984	6,910,973	13,268,721
Commissions related to credit cards	4,313,166	8,667,659	3,830,536	7,859,511
Commissions related to insurance	787,514	1,553,685	768,676	1,552,909
Commissions related to trading and foreign exchange transactions	274,940	559,344	282,564	554,191
Commissions related to securities value	205,500	456,888	212,369	446,878
Commissions related to loans and other financing	75,618	130,091	64,250	104,470
Commissions related to financial guarantees granted	251	911	1,840	2,062

Performance obligations satisfied over certain time period
Commissions related to credit cards	94,222	207,466	119,500	262,484
Commissions related to trading and foreign exchange transactions	5,953	16,315	12,423	28,893
Commissions related to obligations	251	520	312	644
Commissions related to loans and other financing	2,127	2,186	12	504
Commissions related to financial guarantees granted				129
Total	13,237,065	26,460,049	12,203,455	24,081,396

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Translation of foreign currency assets and liabilities into pesos	5,231,119	8,556,753	942,104	2,932,869
Income from foreign currency exchange	148,378	441,798	107,013	329,168
Total	5,379,497	8,998,551	1,049,117	3,262,037

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

23.	OTHER OPERATING INCOME

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Services	1,525,013	3,102,137	1,342,466	2,577,012
Adjustments and interest from other receivables	354,606	652,541	526,095	907,743
Adjustments from other receivables with CER clauses	332,121	475,148	154,128	263,100
Other receivables for financial intermediation	192,408	429,943	295,121	855,924
Sale of investment in properties and other non-financial assets	3,041	18,153
For initial recognition of loans and other financing	(417,804)	82,625	(5,455)
Sale of property, plant and equipment	(203)		359	3,466
Other	1,890,369	2,945,282	(1,482)	704,417
Total	3,879,551	7,705,829	2,311,232	5,311,662

24.	EMPLOYEE BENEFITS

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Remunerations	10,630,469	18,454,572	9,969,301	19,489,086
Payroll taxes	2,501,588	4,305,593	2,284,590	4,427,614
Compensations and bonuses to employees	1,496,399	2,933,350	1,210,119	2,467,177
Employee services	520,284	964,143	302,181	587,295
Total	15,148,740	26,657,658	13,766,191	26,971,172

25.	ADMINISTRATIVE EXPENSES

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Taxes	1,146,030	2,158,445	981,542	1,966,513
Maintenance, conservation and repair expenses	1,071,310	2,115,192	1,085,239	2,144,336
Armored truck, documentation and events	944,326	1,856,727	856,365	1,796,784
Security services	646,825	1,317,463	682,507	1,367,969
Other fees	611,502	1,208,159	633,713	1,096,176
Electricity and communications	598,682	1,237,490	707,603	1,432,732
Advertising and publicity	560,490	858,234	278,699	383,753

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		06/30/2021
Description (contd.)	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Software	437,509	933,443	503,658	1,082,170
Fees to directors and syndics	221,182	545,007	166,579	357,442
Representation, travel and transportation expenses	104,953	183,016	66,885	119,549
Insurance	68,737	146,390	90,235	173,111
Stationery and office supplies	46,560	91,436	41,510	77,728
Hired administrative services	40,886	85,745	38,576	68,397
Leases	33,118	65,919	31,321	88,059
Other	293,787	491,161	208,875	431,411
Total	6,825,897	13,293,827	6,373,307	12,586,130

26.	OTHER OPERATING EXPENSES

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Turnover tax	6,632,093	13,143,036	5,927,209	12,288,276
For credit cards	3,000,226	5,805,774	2,036,783	4,402,075
Charges for other provisions	529,264	1,031,154	295,370	1,020,464
Deposit guarantee fund contributions	322,517	644,705	341,336	750,562
Taxes	64,021	147,187	141,412	309,822
Interest on lease liabilities	79,826	144,076	77,648	152,721
Insurance claims	58,247	121,344	22,994	42,624
Donations	13,144	160,124	1,878	3,229
Loss from sale or impairment of property, plant and equipment	7,168	7,168
Loss from sale or impairment of investment in properties and other non-financial assets			52,134	150,280
Other	1,506,147	2,882,152	1,381,536	2,724,413
Total	12,212,653	24,086,720	10,278,300	21,844,466

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and deposits in banks	181,701,093	234,634,331	235,257,316	267,096,334
Debt Securities at fair value through profit or loss		6,617	6,616,964
Other debt securities	286,831,909	186,638,195	207,629,313	273,773,461
Loans and other financing	626,075	699,481	784,876	864,632
Total	469,159,077	421,978,624	450,288,469	541,734,427

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to June 30, 2022, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separated interim financial statements.

29.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 29 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income. See additionally note 39.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings, being the last one the Communiqué “A” 7312, which suspended the payment up to December 31, 2021. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021, and were recorded under other non-financial liabilities (see note 17).

In addition, on December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated). As of the date of issuance of these condensed consolidated interim financial statements are pending to pay the installments 9 to 12 for an amount of 6,583,815. Additionally, the balance of the dividends approved that are pending to pay due to they exceed the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), represented 22.18 pesos per share, subject to prior authorization of the BCRA which adding the dividends pending to pay due to they exceed the abovementioned limited, amounted to 21,016,844 (not restated) and were recorded in an “Unappropriated earnings for dividends pending BCRA authorization”, as decided in the abovementioned Shareholders Meeting held on April 29, 2022 and delegating on the Board of Directors the power to make available such amount after BCRA authorization.

30.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.7330% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12305 on March 17, 2022.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

31.	RESTRICTED ASSETS

As of June 30, 2022 and December 31, 2021, the following Bank’s assets are restricted:

Composition	06/30/2022	12/31/2021
Cash and Deposits in Banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	990	1
Subtotal Cash and Deposits in Banks	990	1

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Composition (contd.)	06/30/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
• Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	2,410,647	1,443,707
• Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023.	100,470
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	65,296	66,294
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	56,870	60,792
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	22,990	24,575
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	10,164	10,865
Subtotal debt securities at fair value through profit or loss and other debt securities	2,666,437	1,606,233

Other financial assets
• Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	300,041	277,170
• Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	107,851	205,244
• Sundry debtors – Other.	5,229	6,844
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,126
Subtotal Other financial assets	413,948	490,384

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (2).	1,421,317	1,038,159
• Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,942	2,821
Subtotal loans and other financing	1,423,259	1,040,980

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	17,077,712	21,137,860
• Guarantee deposits related to credit and debit card transactions.	2,548,467	1,794,306
• For securities forward contracts.	389,986
• Other guarantee deposits.	449,522	1,526,537
Subtotal Financial assets delivered as guarantee	20,465,687	24,458,703

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Composition (contd.)	06/30/2022	12/31/2021
Other non-financial assets
• Real property related to a call option sold.	1,716,745	105,843
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	765	457
Subtotal other non-financial assets	1,717,510	106,300
Total	26,687,831	27,702,601

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners withdrawals, to cover guarantees and other direct expenses.

(2)	As of June 30, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

32.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

32.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom, Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Accicom and Red Surcos) and certificates of participation (Arfintech).

As of June 30, 2022 and December 31, 2021, debt securities and certificates of participation in financial trusts for investment, amounted to 453,700 and 722,830, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

32.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 11,680 and 13,076, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

32.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor’s non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,217,637 and 2,755,615, respectively.

32.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 16,701,857 and 16,558.919, respectively.

33.	COMPLIANCE WITH CNV REGULATIONS

33.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

33.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish and Guarantee Entity (in the process of being registered).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Additionally, the Bank’s shareholders’ equity as of June 30, 2022 stated in UVAs amounted to 2,628,759,746 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 31 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

33.1.2 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company as of June 30, 2022 stated in UVAs amounted to 43,701,591 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, the agents “ACyD FCI” are required to have a minimum Shareholder’s equity up to 2,500.

33.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of June 30, 2022 stated in UVAs amounted to 9,224,292 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

33.1.4 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of June 30, 2022 stated in UVAs amounted to 930,808 which is lower than the minimum amount required by such resolution established in 950,000 UVAs. This issue was corrected by the Entity on July 13, 2022 through the sale of 100,283 shares of Macro Securities SA to Banco Macro SA for an amount of 32,070, which generated a profit that amended this issue. Such transaction was performed on August 2, 2022.

33.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the four fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

In addition, the documentary support on a digital format is protected on the Bank’s servers.

33.3 As depositary of mutual funds

As of June 30, 2022 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,108,128,334	9,969,434
Argenfunds Ahorro Pesos	45,940,173	744,807
Argenfunds Infraestructura	201,999,169	244,833
Argenfunds Liquidez	5,537,102,288	14,254,119
Argenfunds Renta Argentina	101,215,627	1,151,968
Argenfunds Renta Balanceada	914,569,334	6,877,708
Argenfunds Renta Capital	20,333,139	2,572,930
Argenfunds Renta Crecimiento	14,643,967	1,762,397
Argenfunds Renta Dinámica	19,373,417,366	753,089
Argenfunds Renta Fija	240,574,891	5,424,231
Argenfunds Renta Flexible	201,640,692	1,021,733
Argenfunds Renta Global	8,983,257	55,668
Argenfunds Renta Mixta	5,199,253,777	4,790,234
Argenfunds Renta Mixta Plus	798,131	82,316
Argenfunds Renta Pesos	59,590,040	1,001,055
Argenfunds Renta Total	548,961,979	969,225
Argenfunds Renta Variable	272,791,751	8,160
Argenfunds Retorno Absoluto	399,265,964	1,319,647
Pionero Acciones	10,395,609	570,080
Pionero Ahorro Dólares	11,661,344	1,324,111
Pionero Argentina Bicentenario	424,876,097	1,871,274
Pionero Capital	3,413,461,192	5,024,076
Pionero Empresas FCI Abierto Pymes	204,785,776	1,796,685
Pionero FF	77,952,606	2,093,585
Pionero Gestión	967,163,342	1,983,218
Pionero Pesos	696,880,149	9,742,218
Pionero Pesos Plus	12,760,048,044	107,374,003
Pionero Renta	97,562,570	8,980,552
Pionero Renta Ahorro	199,823,526	6,519,315
Pionero Renta Ahorro Plus	465,514,311	2,661,715
Pionero Renta Balanceado	5,674,530,388	6,846,517
Pionero Renta Estratégico	688,092,429	3,968,479
Pionero Renta Fija Dólares	2,656,722	207,389
Pionero Renta Mixta I	49,271,535	358,309

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

34.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2022 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	97,811,630
Other debt securities
Government securities computable for the minimum cash requirements	108,581,915
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	17,077,712
Total	223,471,257

35.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of June 30, 2022:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where resolution is pending. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 12/03/2021, the BCRA answered the notice of the direct appeal, requesting the dismissal. At the same date the CNACAF decided to include the process into the agreement to issue a sentence. As of the date of issuance of these condensed consolidated interim financial statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. Such filing established that: (i) the crime charged in the summary proceedings is inadmissible and inappropriate; ii) the Criminal Foreign Exchange System is unconstitutional; iii) the infringements charged are barred by the statute of limitations; iv) the charge is null because it was filed by the director of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency); v) the accusation made by the BCRA lacks the minimum requirements for the criminal charge to be valid; vi) there are no arguments or evidence proving a criminal behavior by Banco Macro SA’s staff; therefore, this would be an objective charge; vii) the parties charged have not participated in the events under investigation, and viii) the infringements under investigation are atypical from the objective and subjective perspectives. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. As of the date of issuance of these condensed consolidated interim financial statements, the file will be opened for evidence.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish), which is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. On December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v. CNV on appealed administrative resolution”. As of the date of issuance of these condensed consolidated interim financial statements, is pending the digitalization of the entirely file by the CNV, as required by the CNACCF.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to those liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. On 05/11/2021, Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal, on 12/10/2021, ordered that the case file be submitted to the CSJN, which took place on 12/30/2021, and the case file was received by the latter on 02/03/2022. As of the date of issuance of these condensed consolidated interim financial statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceedings will be decided at Room IV of such jurisdiction. On 05/05/2021, the UIF became a party to the case file and answered the notice served of the direct appeal imposed by the responsibles. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/04/2021, the CNACAF dismissed the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. On 10/18/2021 Banco Macro SA filed a petition for the denied extraordinary appeal to CSJN. The petition file has not been resolved by the CSJN.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 04/22/2021, the judge in charge of the summary proceedings informed that the pleas filed will be resolved in the final ruling; therefore, the brief will be added to the case file without analyzing the issue, expecting the issuance of a resolution. On 05/26/2021, it was advised that the terms of the summary proceedings pending with the UIF would be suspended from 05/26/2021, up to and including 05/28/2021. On 08/18/2021, it was resolved to set the case for the production of evidence and to summon all the parties involved to give testimony as parties subject to the summary proceedings. As of the date of issuance of these condensed consolidated interim financial statements, the case is still in trial stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

36.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 06/30/2022		06/30/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	51,032,484	57,148,690
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	1,904,529
Non-subordinated – Class B		$4,620,570,000	(3)				4,072,049
Total						52,937,013	61,220,739

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for, in face values, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

(1)    On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim financial statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the Global Program abovementioned, the Bank issued non-subordinated simple corporate bonds Class E not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time and according to the current regulations and by the foreign exchange regime issued by the BCRA, in particular, the Bank will be able to redeem, fully but not partially, the Class E Corporate Bonds to a price equally to (a) 102% of the remaining principal if the Bank will decide to redeem during the term between the Issuance and the Settlement date up to 9 (nine) month, including the last day; (b) 101 % of the remaining principal, if the Bank will decide to redeem during the terms beginning after the 9 (nine) month since the Issuance date up to maturity date of the Class E, in all cases with expenses and accrued interest not paid, excluding the redeem date.

(3)	On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

On the other hand, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of pesos 1,229,518,000 and pesos 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

On May 9, 2022, the Bank fully paid the principal and interest for a face value of 2,889,191,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

37.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2022 and December 31, 2021, is as follows:

Composition	06/30/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	565,703,055	529,378,750
Preferred and other collaterals received from customers (1)	127,787,761	164,047,577
Outstanding checks not yet paid	16,651,722	15,178,351
Checks already deposited and pending clearance	13,510,962	11,040,865

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

38.	TAX AND OTHER CLAIMS

38.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

38.2. Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim financial statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

39.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of June 30, 2022 was 14,959,155 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

Additionally to what was previously mentioned, and according to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. In accordance with BCRA Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, financial institutions will be allowed to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments. As a consequence, the Board of Directors of Banco Macro SA issued a payment schedule for those dividends. See also note 29.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned, the General Regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 and taking into account that at the end of the fiscal year ended December 31, 2021, the Bank had negative unappropriated retained earnings for 8,920,325 (not restated) as a consequence of recording in the income for the previous period the accrued monetary effect which were measured at fair value through other comprehensive income (OCI), for which the unappropriated retaining earnings amounted to 18,202,171 (not restated), were applied as follows (figures stated at purchase power as of December 31, 2021):

a) 3,640,434 to the legal reserve;

b) 373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information see note 29.

40.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2022, together with the integration thereof (computable equity) as of the end of such month:

Item	06/30/2022
Minimum capital requirements	71,663,918
Computable equity	355,914,457
Capital surplus	284,250,539

41.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, the existing volatile was accentuated for the market values of government and private financial instrument and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country risk and in the exchange rate between the Argentine peso and the US dollar.

During 2021 and 2020, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation. The negotiations carried out as of the date of issuance of these condensed consolidated interim financial statements include the agreement reached by the Federal Executive’s and the International Monetary Fund regarding the country’s indebtedness with that body.

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 100% as of the date of issuance of these condensed consolidated interim financial statements.

Even though, at the date of issuance of these condensed consolidated interim financial statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the Russian invasion of Ukraine in the level of the global economic recovery, after the pandemic as mentioned in note 42.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

42.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

Considering the size of the abovementioned situation, the Bank’s Management estimates, on an ongoing basis, the effects on its operations, the financial situation and in its profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 62 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

COMMERCIAL	06/30/2022	12/31/2021
In normal situation	96,031,381	114,574,313
With senior “A” collateral and counter-collateral	8,154,039	15,608,958
With senior “B” collateral and counter-collateral	15,589,508	22,013,340
Without senior collateral or counter-collateral	72,287,834	76,952,015
Subject to special monitoring	471,422	2,901,687
In observation
With senior “A” collateral and counter-collateral		2,007
With senior “B” collateral and counter-collateral	153,165	2,400,734
Without senior collateral or counter-collateral	318,257	498,946
Troubled	979,086	1,022,407
With senior “B” collateral and counter-collateral	725,037	149,917
Without senior collateral or counter-collateral	254,049	872,490
With high risk of insolvency	268,404	157,199
With senior “A” collateral and counter-collateral		137,504
With senior “B” collateral and counter-collateral	134,184	9,388
Without senior collateral or counter-collateral	134,220	10,307
Subtotal Commercial	97,750,293	118,655,606

- 63 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	06/30/2022	12/31/2021
Performing	360,298,515	372,056,756
With senior “A” collateral and counter-collateral	21,053,833	26,008,665
With senior “B” collateral and counter-collateral	25,971,305	31,624,342
Without senior collateral or counter-collateral	313,273,377	314,423,749
Low risk	2,497,688	2,633,502
With senior “A” collateral and counter-collateral	95,278	85,546
With senior “B” collateral and counter-collateral	143,115	156,889
Without senior collateral or counter-collateral	2,259,295	2,391,067
Low risk - in special treatment	19,614	84,846
With senior “B” collateral and counter-collateral		27,842
Without senior collateral or counter-collateral	19,614	57,004
Medium risk	1,774,149	1,976,178
With senior “A” collateral and counter-collateral	63,914	12,556
With senior “B” collateral and counter-collateral	43,129	81,532
Without senior collateral or counter-collateral	1,667,106	1,882,090
High risk	1,817,460	2,262,127
With senior “A” collateral and counter-collateral	35,131	28,840
With senior “B” collateral and counter-collateral	92,366	153,490
Without senior collateral or counter-collateral	1,689,963	2,079,797
Irrecoverable	975,564	1,068,578
With senior “A” collateral and counter-collateral	21,108	26,119
With senior “B” collateral and counter-collateral	135,261	260,078
Without senior collateral or counter-collateral	819,195	782,381
Subtotal consumer and mortgage	367,382,990	380,081,987
Total	465,133,283	498,737,593

- 64 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:

	06/30/2022	12/31/2021
Loans and other financing	449,534,778	479,746,977
Added:
Allowances for loans and other financing	8,731,784	13,113,301
Adjustment amortized cost and fair value	1,153,069	1,537,834
Debt securities of financial trust - Measured at amortized cost	23,966	242,629
Corporate bonds	434,476	117,754
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(127,587)	(134,629)
Guarantees provided and contingent liabilities	5,382,797	4,113,727
Total computable items	465,133,283	498,737,593

- 65 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	28,634,345	6.16	25,017,606	5.02
50 next largest customers	33,051,368	7.11	40,690,791	8.16
100 next largest customers	24,176,017	5.20	29,016,851	5.82
Other customers	379,271,553	81.53	404,012,345	81.00
Total (1)	465,133,283	100.00	498,737,593	100.00

(1) See reconciliation in Exhibit B.

- 66 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		1,536,132	691,542	826,165	502,298			3,556,137
Financial sector		23,189	38,968	77,299	595,452	234,770	26,367	996,045
Non-financial private sector and foreign residents	2,108,463	192,381,772	54,621,356	55,346,164	79,368,723	89,303,137	129,279,472	602,409,087
Total	2,108,463	193,941,093	55,351,866	56,249,628	80,466,473	89,537,907	129,305,839	606,961,269

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		315,688	849,507	662,994	1,675,531	650,462		4,154,182
Financial sector		348,172	906,951	50,948	176,812	992,486	182,528	2,657,897
Non-financial private sector and foreign residents	2,060,462	183,645,717	57,586,861	65,776,884	86,858,065	102,525,115	156,474,224	654,927,328
Total	2,060,462	184,309,577	59,343,319	66,490,826	88,710,408	104,168,063	156,656,752	661,739,407

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 67 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original
	value at						Depreciation of the period						Residual
	beginning	Total life				Difference				Difference			value at
	of fiscal	estimated				for				for	Of the		the end of
Item	year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	At the end	the period
Cost
Real property	65,256,066	50	124,547		335,429		6,559,417				699,426	7,258,843	58,457,199
Furniture and facilities	9,001,985	10	95,012	678	395,835	(14)	4,434,875	4	347	(10)	387,665	4,822,187	4,669,953
Machinery and equipment	12,803,589	5	504,628	212	461,724	(26)	8,839,469	481	45	(13)	912,953	9,752,845	4,016,858
Vehicles	1,819,383	5	200,933	38,895	(6,436)		1,491,853	(489)	18,596		87,510	1,560,278	414,707
Other	1,216	3				(3)	579			1	200	780	433
Work in progress	2,159,650		717,631		(1,186,711)								1,690,570
Right of use real property	5,140,107	5	351,467	54,935		(2,425)	2,869,193		35,122	(1,007)	489,304	3,322,368	2,111,846
Total property, plant and equipment	96,181,996		1,994,218	94,720	(159)	(2,468)	24,195,386	(4)	54,110	(1,029)	2,577,058	26,717,301	71,361,566

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original												Residual
	value at						Depreciation for the fiscal year						value at
	beginning	Total life				Difference				Difference	For the		the end of
	of fiscal	estimated			Transfers	for		Transfers		for	fiscal		the fiscal
Item	year	in years	Increases	Decreases	(1)	conversion	Accumulated	(1)	Decrease	conversion	year	At the end	year
Cost
Real property	62,628,856	50	406,421	118,998	2,339,787		5,128,940	133,788	15,047		1,311,736	6,559,417	58,696,649
Furniture and facilities	8,161,026	10	264,872	2,735	579,006	(184)	3,672,087	183	1,425	(152)	764,182	4,434,875	4,567,110
Machinery and equipment	11,286,767	5	869,890	41,913	689,894	(1,049)	7,100,510	(958)	6,296	(687)	1,746,900	8,839,469	3,964,120
Vehicles	1,753,031	5	174,862	112,890	4,380		1,434,810	243	99,416		156,216	1,491,853	327,530
Other	1,811	3	429	565		(459)	838		565	(247)	553	579	637
Work in progress	1,723,240		3,000,431		(2,564,021)								2,159,650
Right of use real property	4,266,562	5	891,014	33,263	21,863	(6,069)	1,851,388	995	28,126	(1,837)	1,046,773	2,869,193	2,270,914
Total property, plant and equipment	89,821,293		5,607,919	310,364	1,070,909	(7,761)	19,188,573	134,251	150,875	(2,923)	5,026,360	24,195,386	71,986,610

(1)	During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 68 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original												Residual
	Value at						Depreciation of the period						value at
	beginning	Useful life				Difference				Difference			the end
	of fiscal	estimated in				for				for	Of the	At the	of the
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	end	period
Cost
Leased properties	314,523	50					11,362				1,842	13,204	301,319
Other investment properties	958,156	50	1,972,991	14,594		2	77,191		108		60,139	137,222	2,779,333
Total investment property	1,272,679		1,972,991	14,594		2	88,553		108		61,981	150,426	3,080,652

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original												Residual
	Value at						Depreciation for the fiscal year						value at
	beginning	Useful life				Difference				Difference	For the		the end of
	of fiscal	estimated in				for				for	fiscal	At the	the fiscal
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	year	end	year
Cost
Leased properties	452,572	50			(138,049)		74,303	(67,539)			4,598	11,362	303,161
Other investment properties	1,740,427	50	173,081	32,298	(922,963)	(91)	104,339	(66,251)	5,287		44,390	77,191	880,965
Total investment property	2,192,999		173,081	32,298	(1,061,012)	(91)	178,642	(133,790)	5,287		48,988	88,553	1,184,126

- 69 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original										Residual
	Value at	Useful life				Depreciation of the period					value at the
	beginning of	estimated in							Of the		end of the
Item	fiscal year	years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	period	At the end	period
Cost
Licenses	6,821,867	5	818,698		55,905	4,173,067	934		627,486	4,801,487	2,894,983
Other intangible assets	22,143,241	5	2,416,887	22,211	(55,746)	13,349,441	(930)	917	1,946,972	15,294,566	9,187,605
Total intangible assets	28,965,108		3,235,585	22,211	159	17,522,508	4	917	2,574,458	20,096,053	12,082,588

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Original										Residual
	Value at	Useful life				Depreciation for the fiscal year					value at the
	beginning of	estimated in							For the		end of the
Item	fiscal year	years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	fiscal year	At the end	fiscal year
Cost
Licenses	5,650,467	5	1,185,115		(13,715)	2,931,224	(461)		1,242,304	4,173,067	2,648,800
Other intangible assets	17,735,447	5	4,407,921	127		9,965,329		30	3,384,142	13,349,441	8,793,800
Total intangible assets	23,385,914		5,593,036	127	(13,715)	12,896,553	(461)	30	4,626,446	17,522,508	11,442,600

- 70 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	103,838,683	12.10	62,419,065	7.79
50 next largest customers	63,082,409	7.35	48,090,920	6.00
100 next largest customers	34,278,120	3.99	30,553,280	3.81
Other customers	656,951,676	76.56	660,669,014	82.40
Total	858,150,888	100.00	801,732,279	100.00

- 71 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
		Over 1	Over 3	Over 6	Over 12
		month and	months and	months and	months and
	Up to 1	up to 3	up to 6	up to 12	up to 24	Over 24
Item	month	months	months	months	months	months	Total
Deposits	752,423,479	79,812,610	32,293,865	10,011,741	356,294	2,654	874,900,643
From the non-financial government sector	78,803,808	4,710,764	1,021,619	2,845			84,539,036
From the financial sector	1,223,282						1,223,282
From the non-financial private sector and foreign residents	672,396,389	75,101,846	31,272,246	10,008,896	356,294	2,654	789,138,325
Liabilities at fair value through profit or loss	540,143						540,143
Derivative instruments			895				895
Repo transactions	342,745						342,745
Other financial institutions	342,745						342,745
Other Financial Liabilities	68,213,962	1,743,629	210,481	353,104	483,389	764,070	71,768,635
Financing received from the Central Bank of Argentina and other financial institutions	659,755	1,190,233	540,992	10,749			2,401,729
Issued corporate bonds		7,016	7,016	13,804	1,947,609		1,975,445
Subordinated corporate bonds			1,660,991	1,660,991	3,321,983	58,312,223	64,956,188
Total	822,180,084	82,753,488	34,714,240	12,050,389	6,109,275	59,078,947	1,016,886,423

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 72 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	727,613,600	71,140,205	8,770,723	748,971	58,909	1,721	808,334,129
From the non-financial government sector	72,779,471	2,876,947	1,611,029	3,548			77,270,995
From the financial sector	1,308,683						1,308,683
From the non-financial private sector and foreign residents	653,525,446	68,263,258	7,159,694	745,423	58,909	1,721	729,754,451
Liabilities at fair value through profit or loss	2,216,191						2,216,191
Derivative instruments			3,448				3,448
Other Financial Liabilities	90,502,502	240,435	215,348	351,280	514,497	677,563	92,501,625
Financing received from the Central Bank of Argentina and other financial institutions	320,377	249,093	18,406	11,325	7,793		606,994
Issued corporate bonds			4,277,890				4,277,890
Subordinated corporate bonds			1,857,234	1,857,235	3,714,470	67,058,957	74,487,896
Total	820,652,670	71,629,733	15,143,049	2,968,811	4,295,669	67,738,241	982,428,173

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 73 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF JUNE 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Amounts at beginning of fiscal year		Decreases		Monetary effects generated by provisions
Item		Increases	Reversals	Charge off		06/30/2022
Provisions for eventual commitments	464,419	204,671			(156,125)	512,965
For Administrative, disciplinary and criminal penalties	680				(180)	500
Other	1,769,938	826,483		217,373	(547,808)	1,831,240
Total Provisions	2,235,037	1,031,154		217,373	(704,113)	2,344,705

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Amounts at beginning of fiscal year		Decreases		Monetary effects generated by provisions
Item		Increases	Reversals	Charge off		12/31/2021
Provisions for eventual commitments	35,361	503,414		1,730	(72,626)	464,419
For Administrative, disciplinary and criminal penalties	1,476	56,681	343	56,607	(527)	680
Other	2,644,090	1,982,679		2,043,494	(813,337)	1,769,938
Total Provisions	2,680,927	2,542,774	343	2,101,831	(886,490)	2,235,037
- 74 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022					12/31/2021
	Total parent
	company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	148,836,422	148,020,825	480,486	29,000	306,111	166,145,869
Debt securities at fair value through profit or loss	4,878,673	4,878,673				1,680,030
Other financial assets	9,835,855	9,835,855				8,155,117
Loans and other financing	24,589,618	24,570,400	19,218			20,878,599
From the non-financial private sector and foreign residents	24,589,618	24,570,400	19,218			20,878,599
Other debt securities	39,330,156	39,330,156				46,115,663
Financial assets delivered as guarantee	2,640,410	2,632,527	7,883			3,127,159
Equity Instruments at fair value through profit or loss	71,434	71,434				95,304
Total assets	230,182,568	229,339,870	507,587	29,000	306,111	246,197,741
Liabilities
Deposits	120,438,902	120,438,406	496			131,526,839
Non-financial government sector	5,083,751	5,083,751				10,451,691
Financial sector	989,166	989,166				1,035,541
Non-financial private sector and foreign residents	114,365,985	114,365,489	496			120,039,607
Liabilities at fair value through profit or loss	537,360	537,360				171,975
Other financial liabilities	9,346,576	9,202,515	129,661		14,400	8,860,116
Financing from Central Bank and other financial institutions	1,930,498	1,911,275	19,223			376,707
Issued corporate bonds	1,904,529	1,904,529
Subordinated corporate bonds	51,032,484	51,032,484				57,148,690
Other non-financial liabilities	61,050	61,050				55,056
Total liabilities	185,251,399	185,087,619	149,380		14,400	198,139,383

- 75 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	2,894,516	4,539,655	7,935,761	15,273,474
Gain from private securities	4,074,785	4,251,614	726,905	1,022,409
Gain from derivative financial instruments
Forward transactions	7,059	7,059
Gain / (Loss) from other financial assets	355,981	436,167	(5,036)	(9,727)
Gain / (Loss) from equity instruments at fair value through profit or loss	265,083	4,747,029	(31,493)	693,329
Gain / (Loss) from sales or decreases of financial assets at fair value	146,586	1,326,674	43,513	(10,467)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions			(8,778)	(8,778)
Total	7,744,010	15,308,198	8,660,872	16,960,240

- 76 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Interest income
for cash and bank deposits	15,591	18,918	4,766	9,547
for government securities	21,257,904	23,167,930	2,134,100	6,454,422
for debt securities	22,153	51,625	106,583	294,318
for loans and other financing
Non-financial public sector	256,886	580,961	668,746	1,508,693
Financial sector	78,385	186,467	217,218	522,925
Non-financial private sector
Overdrafts	3,849,005	6,821,495	2,386,529	5,473,703
Documents	3,712,002	7,290,659	2,688,834	5,206,796
Mortgage loans	7,026,452	12,509,754	5,567,991	11,124,227
Pledge loans	548,477	1,156,422	238,572	439,886
Personal loans	15,844,165	32,035,799	16,230,373	33,053,205
Credit cards	6,396,397	12,356,485	4,722,735	9,661,958
Financial leases	46,312	99,930	25,714	65,438
Other	3,902,909	8,310,859	5,170,411	11,484,806
for repo transactions
Central Bank of Argentina	575,935	1,042,041	2,202,487	5,983,074
Other financial institutions	123,304	164,167	26,089	52,333
Total	63,655,877	105,793,512	42,391,148	91,335,331
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(1,323,105)	(1,828,289)	(129,478)	(1,451,510)
Saving accounts	(671,556)	(1,132,617)	(459,708)	(879,426)
Time deposits and investments accounts	(38,919,000)	(68,187,018)	(28,638,504)	(63,551,307)
for financing received from Central Bank of Argentina and other financial institutions	(72,145)	(124,375)	(71,297)	(150,586)
for repo transactions
Other financial institutions	(319,415)	(574,108)	(109,812)	(209,003)
for other financial liabilities	(765,549)	(838,773)	(6,636)	(16,406)
for issued corporate bonds	(50,169)	(181,280)	(216,897)	(857,901)
for subordinated corporate bonds	(806,818)	(1,658,712)	(1,145,650)	(2,354,629)
Total	(42,927,757)	(74,525,172)	(30,777,982)	(69,470,768)

- 77 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
from debt government securities	32,390,362	71,012,228	(3,895,410)	(5,797,419)	30,173,366	63,277,352	(147,598)	429,517
Total	32,390,362	71,012,228	(3,895,410)	(5,797,419)	30,173,366	63,277,352	(147,598)	429,517

	Income for the period
Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Commissions income
Commissions related to obligations	7,477,773	14,865,504	6,911,285	13,269,365
Commissions related to credits	77,746	132,277	64,262	104,974
Commissions related to loans commitments and financial guarantees	251	911	1,840	2,191
Commissions related to securities value	205,499	456,888	212,369	446,878
Commissions for credit cards	4,407,389	8,875,125	3,950,036	8,121,995
Commissions for insurances	787,514	1,553,685	768,676	1,552,909
Commissions related to trading and foreign exchange transactions	280,893	575,659	294,987	583,084
Total	13,237,065	26,460,049	12,203,455	24,081,396
Commissions expenses
Commissions related to operations with securities	(2,300)	(4,343)
Commissions related to trading and foreign exchange transactions	(21,003)	(63,151)	(28,181)	(49,533)
Other
Commissions paid ATM exchange	(915,557)	(1,761,589)	(735,211)	(1,488,475)
Checkbooks commissions and compensating cameras	(233,244)	(453,466)	(213,585)	(411,319)
Commissions credit cards and foreign trade	(130,740)	(260,417)	(134,355)	(253,529)
Total	(1,302,844)	(2,542,966)	(1,111,332)	(2,202,856)

- 78 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF JUNE 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	06/30/2022
Other financial assets	36,010	28,300			(13,525)	50,785
Loans and other financing	13,113,301	476,434	(1,960,270)	586,702	(3,484,383)	8,731,784
Other financial institutions	4,971	(873)			(1,152)	2,946
To the non-financial private sector and foreign residents
Overdrafts	964,428	126,477	(5,666)	(336,049)	(243,858)	505,332
Documents	1,309,229	32,611	(154,455)	(7,651)	(330,206)	849,528
Mortgage loans	2,720,562	(29,096)	(1,662,800)	703,485	(678,864)	1,053,287
Pledge loans	168,221	1,525	(947)	(8,903)	(43,562)	116,334
Personal loans	3,377,337	162,338	51,231	221,631	(971,776)	2,840,761
Credit cards	2,199,200	234,259	77,964	137,023	(648,068)	2,000,378
Financial leases	19,904	2,874	(93)	(2,882)	(5,804)	13,999
Other	2,349,449	(53,681)	(265,504)	(119,952)	(561,093)	1,349,219
Eventual commitments	464,419	192,993	6,857		(151,304)	512,965
Other debt securities	739	154			(217)	676
Total of allowances	13,614,469	697,881	(1,953,413)	586,702	(3,649,429)	9,296,210

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	38,896	11,947			(14,833)	36,010
Loans and other financing	20,597,467	(3,316,193)	690,607	1,944,772	(6,803,352)	13,113,301
Other financial institutions	34,140	(21,193)			(7,976)	4,971
To the non-financial private sector and foreign residents
Overdrafts	1,409,254	165,994	93,231	(355,738)	(348,313)	964,428
Documents	1,098,702	356,182	245,133	9,943	(400,731)	1,309,229
Mortgage loans	1,547,388	67,545	1,466,215	247,213	(607,799)	2,720,562
Pledge loans	276,095	(3,841)	(54,203)	46,800	(96,630)	168,221
Personal loans	5,848,278	(1,125,491)	(453,260)	1,475,387	(2,367,577)	3,377,337
Credit cards	6,964,456	(2,410,912)	(1,061,647)	614,748	(1,907,445)	2,199,200
Financial leases	20,649	13,863	(5)	(8,787)	(5,816)	19,904
Other	3,398,505	(358,340)	455,143	(84,794)	(1,061,065)	2,349,449
Eventual commitments	35,361	431,151	62,016		(64,109)	464,419
Other debts securities	2,760	(1,473)			(548)	739
Total of allowances	20,674,484	(2,874,568)	752,623	1,944,772	(6,882,842)	13,614,469

- 79 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	06/30/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	8		174,866,854	228,502,169
Cash			29,019,314	36,248,596
Central Bank of Argentina			97,811,630	145,194,050
Other Local and Foreign Entities			47,935,524	47,050,773
Other			100,386	8,750
Debt Securities at fair value through profit or loss	8	A	90,525,139	38,526,801
Derivative Financial Instruments	8		9,658	1,764
Repo transactions	8		31,299,032	42,759,640
Other Financial Assets	5, 6 and 8	R	16,238,484	34,446,654
Loans and other financing	6 and 8	B, C, D and R	451,769,145	481,821,169
Non-financial Public Sector			3,242,468	3,234,986
Other Financial Entities			733,483	2,056,244
Non-financial Private Sector and Foreign Residents			447,793,194	476,529,939
Other Debt Securities	6 and 8	A and R	464,281,049	383,177,871
Financial Assets delivered as guarantee	8 and 28		20,243,704	24,093,577
Current Income Tax Assets	18		1,271,809	739,903
Equity Instruments at fair value through profit or loss	7 and 8	A	529,194	2,892,500
Investment in subsidiaries, associates and joint arrangements	10		10,567,569	10,141,116
Property, plant and equipment		F	71,306,573	71,922,379
Intangible Assets		G	12,035,426	11,408,525
Other Non-financial Assets	11		5,287,864	2,519,630
Non-current Assets held for sale			4,391,766	4,413,397
TOTAL ASSETS			1,354,623,266	1,337,367,095

- 80 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	06/30/2022	12/31/2021
LIABILITIES
Deposits	8	H and I	852,785,329	796,573,592
Non-financial Public Sector			83,778,194	76,793,196
Financial Sector			1,223,282	1,308,683
Non-financial Private Sector and Foreign Residents			767,783,853	718,471,713
Liabilities at fair value through profit or loss	8	I	2,783
Derivative Financial Instruments	8	I	895	3,448
Repo Transactions	8	I	342,745
Other Financial Liabilities	8 and 13	I	57,224,936	80,362,085
Financing received from the Central Bank of Argentina and other financial institutions	8	I	2,377,020	595,600
Issued Corporate Bonds	8 and 33	I	2,119,555	4,072,049
Subordinated Corporate Bonds	8 and 33	I	51,134,753	57,205,896
Provisions	14	J and R	2,331,067	2,223,926
Deferred Income Tax Liabilities			9,540,177	7,749,839
Other Non-financial Liabilities	15		37,443,698	63,764,736
TOTAL LIABILITIES			1,015,302,958	1,012,551,171
SHAREHOLDERS’ EQUITY
Capital Stock	26	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			117,187,931	117,187,931
Earnings Reserved			197,696,122	165,868,796
Unappropriated Retained Earnings			95,482	(12,145,206)
Accumulated Other Comprehensive Income			62,714	3,907,380
Net Income of the period / fiscal year			11,208,865	36,927,829
TOTAL SHAREHOLDERS’ EQUITY			339,320,308	324,815,924
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,354,623,266	1,337,367,095

The notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 81 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Interest income		Q	95,916,353	176,538,228	72,480,254	154,442,013
Interest expense		Q	(42,173,709)	(73,700,147)	(30,780,142)	(69,476,503)
Net Interest income			53,742,644	102,838,081	41,700,112	84,965,510
Commissions income	19	Q	13,114,314	26,169,832	12,084,521	23,806,837
Commissions expense		Q	(1,088,956)	(2,116,156)	(1,017,660)	(2,028,891)
Net Commissions income			12,025,358	24,053,676	11,066,861	21,777,946
Subtotal (Net Interest income + Net Commissions income)			65,768,002	126,891,757	52,766,973	106,743,456
Profit from measurement of financial instruments at fair value through profit or loss		Q	5,992,361	12,718,265	8,347,918	16,546,809
Profit or loss from sold or derecognized assets at amortized cost			(4)	(4)	100,319	208,800
Differences in quoted prices of gold and foreign currency	20		5,033,290	8,701,452	1,035,997	3,120,572
Other operating income	21		3,045,303	6,011,367	1,739,992	4,200,753
Allowance for loan losses			(767,103)	(1,640,704)	(350,044)	(350,044)
Net Operating Income			79,071,849	152,682,133	63,641,155	130,470,346
Employee benefits	22		(14,865,231)	(26,124,073)	(13,551,823)	(26,532,586)
Administrative expenses	23		(6,652,447)	(12,984,655)	(6,276,183)	(12,398,071)
Depreciation and amortization of fixed assets		F and G	(2,602,406)	(5,136,474)	(2,341,042)	(4,672,553)
Other Operating Expenses	24		(12,126,530)	(23,918,465)	(10,189,124)	(21,674,023)
Operating Income			42,825,235	84,518,466	31,282,983	65,193,113
Income from associates and joint arrangements	10		652,889	1,137,049	268,108	491,684
Loss on net monetary position			(37,735,024)	(71,313,253)	(21,979,329)	(48,039,897)
Income before tax on continuing operations			5,743,100	14,342,262	9,571,762	17,644,900
Income tax on continuing operations	18.b)		(1,595,469)	(3,133,397)	(2,000,629)	(6,094,022)
Net Income from continuing operations			4,147,631	11,208,865	7,571,133	11,550,878
Net Income of the period			4,147,631	11,208,865	7,571,133	11,550,878

- 82 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Net Profit attributable to Parent’s shareholders	4,147,631	11,208,865	7,571,133	11,550,878
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	4,147,631	11,208,865	7,571,133	11,550,878
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	6.4866	17.5299	11.8408	18.0648

- 83 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Net Income of the period			4,147,631	11,208,865	7,571,133	11,550,878
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(155,115)	(457,890)	(328,414)	(504,349)
Foreign currency translation differences of the period			(155,115)	(457,890)	(328,414)	(504,349)
Profit or loss for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(2,826,880)	(3,191,649)	677,221	2,101,985
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	(3,733,566)	(5,602,292)	(147,991)	608,486
Adjustment for reclassification of period			(615,480)	692,062	1,219,002	2,380,736
Income tax	18.c)		1,522,166	1,718,581	(393,790)	(887,237)
Interest in Other Comprehensive (Loss) / Income of associates and joint ventures accounted for using the participation method			(161,844)	(195,127)	206	(178,969)
Loss / (Income) for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(161,844)	(195,127)	206	(178,969)
Total Other Comprehensive (Loss) / Income that is subsequently reclassified to profit or loss			(3,143,839)	(3,844,666)	349,013	1,418,667
Total Other Comprehensive (Loss) / Income			(3,143,839)	(3,844,666)	349,013	1,418,667
Total Comprehensive Income of the period			1,003,792	7,364,199	7,920,146	12,969,545

The notes 1 to 41 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 84 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	117,187,931	817,118	3,090,262	65,949,559	99,919,237	24,782,623	324,815,924
Total comprehensive income of the period
- Net income of the period									11,208,865	11,208,865
- Other comprehensive loss of the period					(457,890)	(3,386,776)				(3,844,666)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							4,956,526		(4,956,526)
Reserve for dividends are pending authorization of Central Bank of Argentina (1)								26,870,800	(19,317,078)	7,553,722
Personal property tax on business corporation									(413,537)	(413,537)
Amount at the end of the period		639,413	12,429,781	117,187,931	359,228	(296,514)	70,906,085	126,790,037	11,304,347	339,320,308

(1)	See note 29 to the condensed consolidated interim financial statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	117,187,931	1,860,498	448,882	65,949,559	159,734,459	(53,933,331)	304,317,192
Total comprehensive income of the period
- Net income of the period									11,550,878	11,550,878
- Other comprehensive loss of the period					(504,349)	1,923,016				1,418,667
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Dividends								(17,481,782)		(17,481,782)
- Absorption of loss accumulated
Facultative reserve								(908)	908
Facultative reserve for future distribution of income								(41,787,217)	41,787,217
Personal property tax on business corporation								(545,315)		(545,315)
Amount at the end of the period		639,413	12,429,781	117,187,931	1,356,149	2,371,898	65,949,559	99,919,237	(594,328)	299,259,640

The notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 85 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	06/30/2022	06/30/2021
Cash flows from operating activities
Income of the period before Income Tax		14,342,262	17,644,900
Adjustment for the total monetary effect of the period		71,313,253	48,039,897
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		5,136,474	4,672,553
Allowance for loan losses		1,640,704	350,044
Difference in quoted prices of foreign currency		(18,656,107)	(14,625,578)
Other adjustments		31,893,683	35,011,306
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(52,004,955)	17,377,507
Derivative financial instruments		(7,894)	8,894
Repo transactions		11,460,608	61,190,246
Loans and other financing
Non-financial public sector		(7,482)	1,436,828
Other financial entities		1,322,761	1,206,225
Non-financial private sector and foreign residents		27,040,082	78,710,921
Other debt securities		16,462,152	(17,231,772)
Financial assets delivered as guarantee		3,849,873	5,683,892
Equity instruments at fair value through profit or loss		2,363,306	(4,506)
Other assets		15,956,040	12,089,174
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		6,984,998	(66,561,966)
Financial sector		(85,401)	(251,178)
Non-financial private sector and foreign residents		49,312,140	(126,701,198)
Liabilities at fair value through profit or loss		2,783
Derivative Financial Instruments		(2,553)	2,315
Repo transactions		342,745	(819,651)
Other liabilities		(22,728,127)	(13,178,008)
Income Tax Payments		(317,460)	(10,200,479)
Total cash from operating activities (A)		165,613,885	33,850,366

- 86 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Items	Notes	06/30/2022	06/30/2021
Cash flows from investing activities

Payments:
Acquisition of PPE, intangible assets and other assets		(6,631,852)	(5,019,826)

Total cash used in investing activities (B)		(6,631,852)	(5,019,826)

Cash flows from financing activities

Payments:
Dividends		(7,282,496)
Non-subordinated corporate bonds		(3,308,371)	(5,210,850)
Financing to local financial entities			(580,793)
Subordinated corporate bonds		(1,621,036)	(2,139,576)
Other payments related to financing activities		(302,925)	(256,216)
Collections / Incomes:
Non-subordinated corporate bonds		2,061,617
Financing to local financial entities		1,940,257
Total cash used in financing activities (C)		(8,512,954)	(8,187,435)
Effect of exchange rate fluctuations (D)		29,414,679	23,684,604
Monetary effect on cash and cash equivalents (E)		(133,367,134)	(106,079,140)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		46,516,624	(61,751,431)
Restated Cash and cash equivalents at the beginning of the fiscal year	25	409,551,183	499,745,137
Cash and cash equivalents at the end of the period	25	456,067,807	437,993,706

The notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 87 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 18 and January 17, 2022, the Bank made irrevocable capital contributions in Play Digital SA for 245,539 and 130,758 (not restated). See note 1 to the condensed consolidated interim financial statements.

In addition, on October 1, 2021 the Bank decided to exercise a call option to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. As it was explained in note 3 under “Basis for consolidation” to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. See note 1 to the condensed consolidated interim financial statements.

Additionally, on October 1, 2021, the Bank paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. See also note 1 to the condensed consolidated interim financial statements.

On August 24, 2022, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 7). On March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended June 30, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of June 30, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated financial statements as of December 31, 2021, already issued, presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements, except for the goodwill generated by the business combination, as mentioned in note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim financial statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, they are in process of being transcribed into the inventory book (“Libro Inventario”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	340,158,466	302,144,071
Guarantees granted (1)	3,589,664	2,533,570
Overdraft and unused agreed commitments (1)	1,307,744	1,187,985
Subtotal	345,055,874	305,865,626
Less: Allowance for Expected credit losses (ECL)	(499,327)	(453,308)
Total	344,556,547	305,412,318

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 19,340 and 35,525 as of June 30, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 407,696 and 130,991 as of June 30, 2022 and December 31, 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Sundry debtors (see note 7)	14,917,231	12,412,757
Receivables from spot sales of government securities pending settlement	884,650	123,691
Receivables from spot sales of foreign currency pending settlement	91,725	21,059,692
Private securities	41,516	42,236
Other	354,147	844,288
Subtotal	16,289,269	34,482,664
Less: Allowances for ECL	(50,785)	(36,010)
Total	16,238,484	34,446,654

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 7 to the condensed consolidated interim financial statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

7.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of June 30, 2022 and December 31, 2021, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA see also note 9 to the condensed consolidated interim financial statements.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	90,525,139	89,710,040		815,099
Derivatives financial instruments	9,658		9,658
Other financial assets	41,516			41,516
Equity instruments at fair value through profit or loss	529,194	16,871		512,323

At fair value through OCI
Other debt Securities	127,138,729	127,138,729
Financial assets delivered as guarantee	389,986	389,986
Total	218,634,222	217,255,626	9,658	1,368,938

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	2,783	2,783
Derivatives financial instruments	895	881	14
Total	3,678	3,664	14

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	38,526,801	37,006,319		1,520,482
Derivatives financial instruments	1,764	539	1,225
Other financial assets	42,236			42,236
Equity instruments at fair value through profit or loss	2,892,500	16,962		2,875,538

At fair value through OCI
Other debt Securities	350,439,754	191,932,894	158,506,860
Total	391,903,055	228,956,714	158,508,085	4,438,256

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	3,448		3,448
Total	3,448		3,448

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

	As of June 30, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,520,482	42,236	2,875,538
Transfers to Level 3
Transfers from Level 3
Profit and loss	228,071	3,328	683
Recognition and derecognition	(535,332)	8,698	(1,880,528)
Monetary effects	(398,122)	(12,746)	(483,370)
Amount at the end of the period	815,099	41,516	512,323

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	777,741	53,800	3,397,416
Transfers to Level 3
Transfers from Level 3
Profit and loss	480,025	2,491	846,556
Recognition and derecognition	684,069	6,991	(30,361)
Monetary effects	(421,353)	(21,046)	(1,338,073)
Amount at the end of the fiscal year	1,520,482	42,236	2,875,538

Note 10 to the condensed consolidated interim financial statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each fiscal year.

As of June 30, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2022 and December 31, 2021:

	06/30/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	174,866,854	174,866,854			174,866,854
Repo transactions	31,299,032	31,299,032			31,299,032
Other financial assets	16,196,968	16,196,968			16,196,968
Loans and other financing	451,769,145			411,052,770	411,052,770
Other debt securities	337,142,320	33,729,654	303,369,312	26,390	337,125,356
Financial assets delivered as guarantee	19,853,718	19,853,718			19,853,718
Total	1,031,128,037	275,946,226	303,369,312	411,079,160	990,394,698

Financial liabilities
Deposits	852,785,329	417,247,823		433,794,646	851,042,469
Repo transactions	342,745	342,745			342,745
Other financial liabilities	57,224,936	55,286,799	1,899,549		57,186,348
Financing received from the BCRA and other financial institutions	2,377,020	1,924,949	443,649		2,368,598
Issued corporate bonds	2,119,555		1,915,790		1,915,790
Subordinated corporate bonds	51,134,753		40,667,828		40,667,828
Total	965,984,338	474,802,316	44,926,816	433,794,646	953,523,778

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	228,502,169	228,502,169			228,502,169
Repo transactions	42,759,640	42,759,640			42,759,640
Other financial assets	34,404,418	34,404,418			34,404,418
Loans and other financing	481,821,169			445,742,102	445,742,102
Other debt securities	32,738,117	31,139,121	884,800	212,592	32,236,513
Financial assets delivered as guarantee	24,093,577	24,093,580			24,093,580
Total	844,319,090	360,898,928	884,800	445,954,694	807,738,422

Financial liabilities
Deposits	796,573,592	449,579,033		346,542,544	796,121,577
Other financial liabilities	80,362,085	78,408,610	1,953,525		80,362,135
Financing received from the BCRA and other financial institutions	595,600	539,078	52,248		591,326
Issued corporate bonds	4,072,049		3,584,381		3,584,381
Subordinated corporate bonds	57,205,896		46,963,723		46,963,723
Total	938,809,222	528,526,721	52,553,877	346,542,544	927,623,142

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

9.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, a structured entity in which the Bank has control. Details generated by this transaction are described in note 11 to the condensed consolidated interim financial statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 12 to the condensed consolidated interim financial statements.

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Investment property (see Exhibit F)	2,510,598	622,670
Advanced prepayments	2,347,909	1,116,716
Tax advances	292,431	583,547
Other	136,926	196,697
Total	5,287,864	2,519,630

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

As of June 30, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA (1)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,003								1,003
Loans and other financing (3)
Documents								160,218	160,218
Overdraft							96,419	677,628	774,047
Credit cards							109,260	92,361	201,621
Lease								50,714	50,714
Personal loans							1,317		1,317
Mortgage loans							309,865		309,865
Other loans		3,145,868					92,592	1,609,104	4,847,564
Other receivables from financial intermediation					1,722,027			104	1,722,131
Guarantee granted								1,285,380	1,285,380
Total assets	1,003	3,145,868			1,722,027		609,453	3,875,509	9,353,860

Liabilities
Deposits	1	2,446,223	39,096	71,299	168	49,923	704,019	801,577	4,112,306
Other financial liabilities							301	516	817
Issued corporate bonds		28,006	187,020						215,026
Subordinated corporate bonds					102,269				102,269
Other non-financial liabilities								16,698	16,698
Total liabilities	1	2,474,229	226,116	71,299	102,437	49,923	704,320	818,791	4,447,116

(1)	As explained in note 3 to the condensed consolidated interim financial statements, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of June 30, 2022 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 3,145,868, 1,722,027, 811,663 and 10,258,066, respectively.

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA (1)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,121								1,121
Loans and other financing (3)
Documents								38,859	38,859
Overdraft							109,470	344,350	453,820
Credit cards							97,801	61,091	158,892
Lease								39,111	39,111
Personal loans							1,940		1,940
Mortgage loans							349,365		349,365
Other loans		1,885,598					103,941	2,153,965	4,143,504

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA (1)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Loans and other financing (contd.)
Other receivables from financial intermediation					1,032,475			9,394	1,041,869
Guarantee granted								1,390,455	1,390,455
Total assets	1,121	1,885,598			1,032,475		662,517	4,037,225	7,618,936

Liabilities
Deposits	5	2,165,335	222,908	93,396	42	71,941	637,081	1,485,025	4,675,733
Other financial liabilities							267	7,239	7,506
Subordinated corporate bonds					57,206				57,206
Other non-financial liabilities								20,943	20,943
Total liabilities	5	2,165,335	222,908	93,396	57,248	71,941	637,348	1,513,207	4,761,388

(1)	As explained in note 3 to the condensed consolidated interim financial statements, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SA, Fintech SGR, Key management personnel and other related parties amounted to 1,901,456, 1,032,475, 937,420 and 8,326,069, respectively.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2022 and 2021 with related parties are as follows:

	As of June 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA (1)	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		1,091					104,451	598,830	704,372
Interest expense						(5,847)	(33,891)	(3,188)	(42,926)
Commissions income		1,585	59		197	71	18	19,277	21,207
Commissions expense					(3,143)		(6)	(287)	(3,436)
Other operating income	3	6,059		21				21	6,104
Administrative expense								(173,861)	(173,861)
Other operating expense		(10,142)						(31,083)	(41,225)
Total Income / (loss)	3	(1,407)	59	21	(2,946)	(5,776)	70,572	409,709	470,235

(1)	As explained in note 3 to the condensed consolidated interim financial statements, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	As of June 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SA (1)	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		2,816				100,562	854,279	957,657
Interest expense		(5,734)			(12,412)	(31,918)	(78,049)	(128,113)
Commissions income		10,259	89		118	8	13,419	23,893
Commissions expense						(18)	(238)	(256)
Other operating income	2	4,634					23	4,659
Administrative expense							(167,362)	(167,362)
Other operating expense							(50,512)	(50,512)
Total Income / (loss)	2	11,975	89		(12,294)	68,634	571,560	639,966

(1)	As explained in note 3 to the condensed consolidated interim financial statements, during August 2022 the corporate name was modified to “Macro Securities SAU”.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2022 and 2021, totaled 305,155 and 373,184, respectively.

In addition, fees received by the Directors as of June 30, 2022 and 2021 amounted to 741,924 and 1,175,206, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	06/30/2022	12/31/2021
Board of Directors	13	13
Senior managers of the key management personnel	11	11
Total	24	24

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

13.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Credit and debit card settlement - due to merchants	45,571,848	44,992,640
Payment orders pending to foreign exchange settlement	3,130,653	4,049,715
Collections and other transactions on account and behalf of others	3,064,793	3,310,497
Finance leases liabilities	1,622,068	1,918,491
Amounts payable for spot purchases of government securities pending settlement	814,629	2,165,182
Amounts payable for spot purchases of foreign currency pending settlement	218,524	21,119,634
Other	2,802,421	2,805,926
Total	57,224,936	80,362,085
14.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of June 30, 2022 and December 31, 2021.

The expected terms to settle these obligations are as follows:

	06/30/2022
Composition	Within 12 months	Over 12 months	06/30/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	680
Letters of credits, guarantees and other commitments (1)	499,327		499,327	453,308
Commercial claims in progress (2)	166,370	208,911	375,281	432,333
Labor lawsuits	120,875	121,062	241,937	293,263
Pension funds - reimbursement	110,241	132,726	242,967	144,675
Other	13,787	957,268	971,055	899,667
Total	910,600	1,420,467	2,331,067	2,223,926

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 35.2.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

15.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Withholdings	10,437,290	9,511,724
Dividends payables (see note 36)	9,875,722	36,189,779
Salaries, bonuses and payroll taxes payables	7,377,466	8,786,407
Taxes payables	4,453,528	4,377,580
Miscellaneous payables	2,822,968	2,495,588
Retirement pension payment orders pending settlement	1,556,094	575,950
Fees payables	55,065	354,172
Other	865,565	1,473,536
Total	37,443,698	63,764,736

16.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2022 and December 31, 2021:

06/30/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	174,866,854
Debt securities at fair value through profit or loss		84,475,608	6,049,531
Derivatives financial instruments		9,658
Repo transactions		31,299,032
Other financial assets	2,925,576	5,265,194	8,047,714
Loans and other financing (1)	663,915	311,676,531	139,428,699
Other debt securities		418,765,658	45,515,391
Financial assets delivered as guarantee	19,853,718	389,986
Equity instruments at fair value through profit or loss	529,194
Total assets	198,839,257	851,881,667	199,041,335

Liabilities
Deposits	410,304,409	442,146,069	334,851
Liabilities at fair value through profit or loss		2,783
Derivative financial instruments		895
Repo transactions		342,745
Other financial liabilities		56,071,786	1,153,150
Financing received from the BCRA and other financial institutions		2,377,020
Issued corporate bonds		5,074	2,114,481
Subordinated corporate bonds		517,566	50,617,187
Total liabilities	410,304,409	501,463,938	54,219,669

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	228,502,169
Debt securities at fair value through profit or loss		25,035,437	13,491,364
Derivative financial instruments		1,764
Repo transactions		42,759,640
Other financial assets	2,412,285	25,405,046	6,629,323
Loans and other financing (1)	223,561	317,202,154	164,395,454
Other debt securities		319,886,253	63,291,618
Financial assets delivered as guarantee	24,093,577
Equity instruments at fair value through profit or loss	2,892,500
Total assets	258,124,092	730,290,294	247,807,759

Liabilities
Deposits	441,399,721	355,131,080	42,791
Derivative financial instruments		3,448
Other financial liabilities		79,174,487	1,187,598
Financing received from the BCRA and other financial institutions		588,654	6,946
Issued corporate bonds		4,072,049
Subordinated corporate bonds		1,247,405	55,958,491
Total liabilities	441,399,721	440,217,123	57,195,826

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

17.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 19 to the condensed consolidated interim financial statements.

18.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 20 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Current income tax expense	890,849	1,237,719	1,646,382	3,560,905
Loss for deferred income taxes	691,236	1,790,338	122,805	1,922,630
Monetary effects	13,384	105,340	231,442	610,487
Income tax loss recorded in the statement of income	1,595,469	3,133,397	2,000,629	6,094,022
Income tax (profit) / loss recorded in other comprehensive income	(1,522,166)	(1,718,581)	393,790	887,237
Total	73,303	1,414,816	2,394,419	6,981,259

Tax inflation adjustment – Fiscal years 2019 and 2020.

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 20 to the condensed consolidated interim financial statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

19.	COMMISSIONS INCOME

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	7,452,787	14,816,485	6,911,289	13,269,365
Commissions related to credit cards	4,313,166	8,667,659	3,830,536	7,859,511
Commissions related to insurance	787,514	1,553,685	768,676	1,552,909
Commissions related to trading and foreign exchange transactions	274,940	559,344	282,564	554,191
Commissions related to securities value	109,587	221,555	98,042	182,660
Commissions related to loans and other financing	73,516	123,706	59,327	93,485
Commissions related to financial guarantees granted	251	911	1,840	2,062

Performance obligations satisfied over certain time period
Commissions related to credit cards	94,222	207,466	119,500	262,484
Commissions related to trading and foreign exchange transactions	5,953	16,315	12,423	28,893
Commissions related to loans and other financing	2,127	2,186	12	504
Commissions related to obligations	251	520	312	644
Commissions related to financial guarantees granted				129
Total	13,114,314	26,169,832	12,084,521	23,806,837

20.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Translation of foreign currency assets and liabilities into pesos	4,884,911	8,259,654	928,983	2,791,401
Income from foreign currency exchange	148,379	441,798	107,014	329,171
Total	5,033,290	8,701,452	1,035,997	3,120,572

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

21.	OTHER OPERATING INCOME

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Services	695,787	1,413,067	779,447	1,469,188
Adjustments and interest from other receivables	354,606	652,541	526,095	907,743
Adjustments from other receivables with CER clauses	332,121	475,148	154,128	263,100
Other receivables for financial intermediation	192,408	429,943	295,121	855,924
Sale of investment in properties and other non-financial assets	3,041	18,153
For initial recognition of loans and other financing	(417,804)	82,625	(5,455)
Sale of property, plant and equipment	(203)		257	3,364
Other	1,885,347	2,939,890	(9,601)	701,434
Total	3,045,303	6,011,367	1,739,992	4,200,753

22.	EMPLOYEE BENEFITS

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Remunerations	10,468,338	18,172,242	9,843,689	19,252,309
Payroll taxes	2,460,676	4,220,671	2,252,415	4,362,522
Compensations and bonuses to employees	1,416,198	2,767,404	1,153,733	2,330,790
Employee services	520,019	963,756	301,986	586,965
Total	14,865,231	26,124,073	13,551,823	26,532,586

23.	ADMINISTRATIVE EXPENSES

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Taxes	1,119,941	2,116,913	964,122	1,937,021
Maintenance, conservation and repair expenses	1,055,985	2,082,386	1,071,710	2,116,233
Armored truck, documentation and events	941,847	1,852,310	851,946	1,790,242
Security services	646,825	1,317,463	682,507	1,367,969
Electricity and communications	597,233	1,234,562	706,125	1,429,796
Other fees	589,462	1,161,154	613,390	1,057,365
Advertising and publicity	559,423	853,476	277,709	381,303
Software	436,632	931,674	503,658	1,082,170
Fees to directors and syndics	191,412	487,785	143,502	311,024

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		06/30/2021
Description (contd.)	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Representation, travel and transportation expenses	97,715	171,666	64,648	113,718
Insurance	66,634	143,264	88,358	169,805
Stationery and office supplies	46,194	90,784	41,098	77,006
Hired administrative services	40,834	85,613	38,540	68,304
Leases	33,118	65,900	31,321	88,059
Other	229,192	389,705	197,549	408,056
Total	6,652,447	12,984,655	6,276,183	12,398,071

24.	OTHER OPERATING EXPENSES

	06/30/2022		06/30/2021
Description	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Turnover tax	6,562,207	13,004,169	5,885,591	12,202,672
For credit cards	3,000,226	5,805,774	2,036,783	4,402,075
Charges for other provisions	526,202	1,024,721	295,370	1,020,464
Deposit guarantee fund contributions	322,517	644,705	341,336	750,562
Interest on lease liabilities	79,826	144,076	77,648	152,721
Taxes	64,021	147,187	141,277	309,687
Insurance claims	58,247	121,344	22,994	42,624
Donations	13,050	159,917	1,726	2,906
Loss from sale or impairment of property, plant and equipment	7,168	7,168
Loss from sale or impairment of investments in properties and other non-financial assets			15,765	85,306
Other	1,493,066	2,859,404	1,370,634	2,705,006
Total	12,126,530	23,918,465	10,189,124	21,674,023

25.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and deposits in banks	174,866,854	228,502,169	230,497,182	235,303,509
Debt Securities at fair value through profit or loss		6,617	6,616,964
Other debt securities	281,200,953	181,042,397	200,879,560	264,441,628
Total	456,067,807	409,551,183	437,993,706	499,745,137

26.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to June 30, 2022, amounted to 639,413. See also Exhibit K.

27.	DEPOSIT GUARANTEE INSURANCE

Note 30 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.7330% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12305 issued on March 17, 2022.

28.	RESTRICTED ASSETS

As of June 30, 2022 and December 31, 2021 the following Bank’s assets are restricted:

Composition	06/30/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	65,296	66,294
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectorial Credit Program of the Province of San Juan, production investment financing fund.	56,870	60,792
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	22,990	24,575
• Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	10,164	10,865
Subtotal debt securities at fair value through profit or loss and other debt securities	155,320	162,526

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Composition	06/30/2022	12/31/2021
Other financial assets
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,126
Subtotal Other financial assets	827	1,126

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as protector partner (1).	1,421,317	1,038,159
Subtotal loans and other financing	1,421,317	1,038,159

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	17,077,712	21,137,860
• Guarantee deposits related to credit and debit card transactions.	2,548,467	1,794,306
• For securities forward contracts.	389,986
• Other guarantee deposits.	227,539	1,161,411
Subtotal Financial assets delivered as guarantee	20,243,704	24,093,577

Other non-financial assets
• Real property related to a call option sold.	1,716,745	105,843
Subtotal other non-financial assets	1,716,745	105,843
Total	23,537,913	25,401,231

(1)	As of June 30, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

29.	TRUST ACTIVITIES

Note 32 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

29.1	Financial trusts for investment purposes

As of June 30, 2022 and December 31, 2021, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 453,700 and 722,830, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

29.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amounted to 11,680 and 13,076, respectively.

29.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 2,217,637 and 2,755,615, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

29.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 3,364,614 and 4,044,636, respectively.

30.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive for their acronyms in Spanish) and Guarantee Entity (in the process of being registered). Note 33.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of June 30, 2022 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,628,759,746 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 28 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 33.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

31.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2022 are described in note 34 to the condensed consolidated interim financial statements.

32.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 35 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.

-	Penalties applied by the BCRA.

-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

33.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2022		06/30/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	51,134,753	57,205,896
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	2,119,555
Non-subordinated – Class B		$4,620,570,000				4,072,049
Total					53,254,308	61,277,945

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Note 36 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank.

34.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2022 and December 31, 2021 is as follows:

Composition	06/30/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	515,325,227	413,356,049
Preferred and other collaterals received from customers (1)	128,086,743	163,674,006
Outstanding checks not yet paid	16,651,722	15,178,351
Checks already deposited and pending clearance	13,510,962	11,040,865

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

35.	TAX AND OTHER CLAIMS

35.1. Tax claims

Note 38.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim financial statements.

35.2. Other claims

Note 38.2 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

36.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 39 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

37.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 40 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

38.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 41 to the condensed consolidated interim financial statements.

39.   EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 42 to the condensed consolidated interim financial statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 110 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Holdings				Position
		06/30/2022			12/31/2021	06/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government treasury bonds in pesos adjusted by CER - Maturity: 09-20-2022 (1)	5495		1	35,064,820	9,955,599	38,226,220		38,226,220
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 07-29-2022	5815		1	21,619,393	555,118	21,619,393		21,619,393
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 08-16-2022 (1)	5949		1	14,659,214	141,326	14,659,214		14,659,214
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	4,962,838	5,242,171	5,238,718		5,238,718
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	4,328,880	5,051,063	4,434,908		4,434,908
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	2,621,083	2,330,956	2,621,083		2,621,083
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111		1	2,297,256		2,297,256		2,297,256
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 10-21-2022	5969		1	838,134		838,134		838,134
Federal government treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	825,334	846,143	825,334		825,334
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	683,432	3,166	691,510		691,510
Other				1,809,656	12,880,777	1,806,873		1,806,873
Subtotal local government securities				89,710,040	37,006,319	93,258,643		93,258,643
Private securities
Corporate Bonds Tarjeta Naranja S.A. C53 Series 01- Maturity: 04-05-2023	56056		3	423,382		423,382		423,382
Debt Securities in Financial Trusts Secubono			3	189,945	261,832	189,945		189,945
Debt Securities in Financial Trusts Surcos			3	103,587	176,134	103,587		103,587
Debt Securities in Financial Trusts Accicom Loans Personal			3	94,686		94,686		94,686
Securities of companies of public services			3	3,499	4,023	3,499		3,499
Corporate Bonds Tarjeta Naranja S.A. C048- Maturity: 04-26-2022	55317				734,584
Corporate Bonds Ledesma S.A. C010 - Maturity: 05-27-2022	55500				343,909
Subtotal local private securities				815,099	1,520,482	815,099		815,099
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				90,525,139	38,526,801	94,073,742		94,073,742

(1)	See Note 5 to the condensed consolidated interim financial statements.

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

        EXHIBIT A

        (continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Holdings				Position
		06/30/2022			12/31/2021	06/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	5928		1	32,975,541	39,921,862	32,975,541		32,975,541
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 01-20-2023	9105		1	26,881,182		26,881,182		26,881,182
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	18,948,224	14,178,964	18,948,224		18,948,224
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 10-21-2022	5969		1	18,475,806		18,475,806		18,475,806
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111		1	13,473,937		13,473,937		13,473,937
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	8,259,757	4,215,267	8,259,757		8,259,757
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 12-16-2022	9112		1	4,463,088		4,463,088		4,463,088
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	2,839,138	4,571,327	2,839,138		2,839,138
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 07-26-2024	5405		1	813,459		813,459		813,459
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-21-2023	9118		1	5,994		5,994		5,994
Other				2,603	106,509,937	2,603		2,603
Subtotal local government securities				127,138,729	169,397,357	127,138,729		127,138,729
Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022					29,300,981
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022					25,705,023
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022					25,375,738
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022					24,133,397
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022					23,829,023
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022					22,535,538
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022					21,632,898
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022					8,529,799
Subtotal Central Bank of Argentina Bills					181,042,397
Total Other debt securities measured at fair value through other comprehensive income				127,138,729	350,439,754	127,138,729		127,138,729

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

        EXHIBIT A

        (continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Holdings				Position
		06/30/2022			12/31/2021	06/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Measured at amortized cost (continued)
- Local
Government securities
Federal government bonds in pesos - Maturity: 05-23-2027	9132	32,918,363	1	32,843,669		32,843,669		32,843,669
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	422,262	1	356,527	361,972	356,527		356,527
Treasury bills of Province of Neuquen in pesos Series 1 Class 1 - Maturity: 10-11-2022	42532	271,171	2	282,465		282,465		282,465
Treasury bills of Province of Río Negro Series 2 in pesos - Maturity: 06-15-2023	42555	195,483	1	193,903		193,903		193,903
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023	42534	193,546	1	193,286		193,286		193,286
Bonds of treasury of federal government in pesos at 22% - Maturity: 05-21-2022	5496				30,968,366
Treasury bills of Province of Neuquen in pesos Series 1 Class 1 - Maturity: 04-07-2022	42382				424,466
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385				297,642
Treasury bill of Province of Río Negro Series 02 Class 01 - Maturity: 06-15-2022	42479				263,594
Treasury bill of Province of Río Negro Series 04 Class 01 - Maturity: 02-28-2022	42426				62,433
Other
Subtotal local government securities				33,869,850	32,378,473	33,869,850		33,869,850

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-05-2022		37,731,820	2	37,799,888		37,799,888		37,799,888
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-21-2022		36,897,385	2	36,952,898		36,952,898		36,952,898
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-19-2022		36,026,200	2	36,081,213		36,081,213		36,081,213
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-14-2022		35,297,324	2	35,388,367		35,388,367		35,388,367
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-26-2022		35,225,893	2	35,276,441		35,276,441		35,276,441
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-07-2022		34,655,160	2	34,724,343		34,724,343		34,724,343
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-12-2022		34,412,876	2	34,496,288		34,496,288		34,496,288
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07-28-2022		30,438,963	2	30,481,515		30,481,515		30,481,515
Subtotal Central Bank of Argentina Bills				281,200,953		281,200,953		281,200,953

Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 07-12-2022		21,599,618	2	21,613,751		21,613,751		21,613,751
Subtotal Central Bank of Argentina Notes				21,613,751		21,613,751		21,613,751
Private securities
Corporate Bonds Vista Energy Argentina SAU Class 013 -Maturity: 08-08-2024	56207	735,968	2	368,892		368,892		368,892
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	74,836	2	62,684	75,846	62,684		62,684
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767	16,250	3	16,133	58,679	16,133		16,133
Debt Securities in Financial Trusts Accicom Loans Personal Series 11 Class A - Maturity: 12-20-2022	55645	10,140	3	7,832	26,356	7,832		7,832
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 16 -Maturity: 12-05-2022	92655	2,098	2	2,225	4,903	2,225		2,225
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616				42,041
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219				36,286
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519				35,559
Debt Securities in Financial Trusts Confibono Series 059 Class A - Maturity: 03-21-2022	55570				28,644
Debt Securities in Financial Trusts Secubono Series 210 Class A - Maturity: 06-28-2022	55661				25,335
Other					25,995
Subtotal local private securities				457,766	359,644	457,766		457,766
Total Other debt securities measured at cost amortized				337,142,320	32,738,117	337,142,320		337,142,320
TOTAL OTHER DEBT SECURITIES				464,281,049	383,177,871	464,281,049		464,281,049

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

 DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Holdings				Position
		06/30/2022			12/31/2021	06/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	333,271	280,276	333,271		333,271
C.O.E.L.S.A			3	87,563	51,186	87,563		87,563
Matba Rofex SA			3	39,437	42,749	39,437		39,437
Sedesa			3	21,291	20,854	21,291		21,291
AC Inversora SA			3	10,178	13,858	10,178		10,178
Provincanje SA			3	8,857	12,059	8,857		8,857
Mercado a Término Rosario SA			3	7,414	10,094	7,414		7,414
YPF SA	710		1	1,660		1,660		1,660
Central Puerto SA	322		1	1,528		1,528		1,528
Siderar SA	839		1	546		546		546
Other				1,926	2,440,678	1,926		1,926
Subtotal local				513,671	2,871,754	513,671		513,671
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	12,136	16,961	12,136		12,136
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	3,387	3,785	3,387		3,387
Subtotal foreign				15,523	20,746	15,523		15,523
Total measured at fair value through profit or loss				529,194	2,892,500	529,194		529,194
TOTAL EQUITY INSTRUMENTS				529,194	2,892,500	529,194		529,194
TOTAL GOVERNMENT AND PRIVATE SECURITIES				555,335,382	424,597,172	558,883,985		558,883,985

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

COMMERCIAL	06/30/2022	12/31/2021
In normal situation	98,264,094	116,092,219
With senior “A” collateral and counter-collateral	8,154,039	15,608,958
With senior “B” collateral and counter-collateral	15,589,508	22,013,340
Without senior collateral or counter-collateral	74,520,547	78,469,921
Subject to special monitoring	471,422	2,901,687
In observation
With senior “A” collateral and counter-collateral		2,007
With senior “B” collateral and counter-collateral	153,165	2,400,734
Without senior collateral or counter-collateral	318,257	498,946
Troubled	979,086	1,020,140
With senior “B” collateral and counter-collateral	725,037	149,917
Without senior collateral or counter-collateral	254,049	870,223
With high risk of insolvency	268,404	157,199
With senior “A” collateral and counter-collateral		137,504
With senior “B” collateral and counter-collateral	134,184	9,388
Without senior collateral or counter-collateral	134,220	10,307
Subtotal Commercial	99,983,006	120,171,245

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	06/30/2022	12/31/2021
Performing	359,385,837	372,056,756
With senior “A” collateral and counter-collateral	20,888,151	26,008,665
With senior “B” collateral and counter-collateral	25,913,204	31,624,342
Without senior collateral or counter-collateral	312,584,482	314,423,749
Low risk	2,497,687	2,633,142
With senior “A” collateral and counter-collateral	95,278	85,546
With senior “B” collateral and counter-collateral	143,115	156,889
Without senior collateral or counter-collateral	2,259,294	2,390,707
Low risk - in special treatment	19,614	84,846
With senior “B” collateral and counter-collateral		27,842
Without senior collateral or counter-collateral	19,614	57,004
Medium risk	1,774,149	1,975,128
With senior “A” collateral and counter-collateral	63,914	12,556
With senior “B” collateral and counter-collateral	43,129	81,532
Without senior collateral or counter-collateral	1,667,106	1,881,040
High risk	1,816,243	2,262,127
With senior “A” collateral and counter-collateral	35,131	28,840
With senior “B” collateral and counter-collateral	92,366	153,490
Without senior collateral or counter-collateral	1,688,746	2,079,797
Irrecoverable	973,644	1,068,578
With senior “A” collateral and counter-collateral	21,108	26,119
With senior “B” collateral and counter-collateral	135,261	260,078
Without senior collateral or counter-collateral	817,275	782,381
Subtotal consumer and mortgage	366,467,174	380,080,577
Total	466,450,180	500,251,822

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT B

  (continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separated statement of financial position is listed below:

	06/30/2022	12/31/2021
Loans and other financings	451,769,145	481,821,169
Added:
Allowances for loans and other financings	8,726,739	13,112,026
Adjustment amortized cost and fair value	1,153,069	1,537,834
Debt securities of financial trust - Measured at amortized cost	23,966	242,629
Corporate bonds	434,476	117,754
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(127,587)	(134,629)
Guarantees provided and contingent liabilities	4,470,372	3,555,039
Total computable items	466,450,180	500,251,822

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	30,564,454	6.55	25,369,471	5.07
50 next largest customers	33,745,280	7.23	41,481,354	8.29
100 next largest customers	23,871,940	5.12	29,016,853	5.80
Other customers	378,268,506	81.10	404,384,144	80.84
Total (1)	466,450,180	100.00	500,251,822	100.00

(1) See reconciliation in Exhibit B.

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		1,536,132	691,542	826,165	502,298			3,556,137
Financial sector		23,189	38,968	77,299	595,452	234,770	26,367	996,045
Non-financial private sector and foreign residents	2,104,655	196,284,537	53,786,892	55,200,799	76,836,037	89,890,986	129,620,979	603,724,885
Total	2,104,655	197,843,858	54,517,402	56,104,263	77,933,787	90,125,756	129,647,346	608,277,067

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		315,688	849,507	662,994	1,675,531	650,462		4,154,182
Financial sector		348,172	906,951	50,948	176,812	992,486	182,528	2,657,897
Non-financial private sector and foreign residents	2,056,786	185,330,509	56,749,737	65,587,560	87,115,730	102,851,880	156,749,358	656,441,560
Total	2,056,786	185,994,369	58,506,195	66,301,502	88,968,073	104,494,828	156,931,886	663,253,639

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original value at beginning of fiscal year	Total life estimated in years									Residual value at the end of the period

						Depreciation of the period
			Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end
Cost
Real property	65,256,066	50	124,547		335,429	6,559,417			699,426	7,258,843	58,457,199
Furniture and facilities	8,894,436	10	95,012	345	395,835	4,358,226	4	14	385,193	4,743,409	4,641,529
Machinery and equipment	12,782,963	5	503,905	212	461,724	8,822,372	481	45	911,359	9,734,167	4,014,213
Vehicles	1,779,934	5	200,933	38,895	(6,436)	1,465,001	(489)	18,596	83,807	1,529,723	405,813
Work in progress	2,159,650		717,631		(1,186,711)						1,690,570
Right of use real property	5,112,616	5	343,580	47,048		2,858,270		27,235	480,864	3,311,899	2,097,249
Total property, plant and equipment	95,985,665		1,985,608	86,500	(159)	24,063,286	(4)	45,890	2,560,649	26,578,041	71,306,573

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original value at beginning of fiscal year	Total life estimated in years									Residual value at the end of the fiscal year

						Depreciation for the fiscal year
			Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end
Cost
Real property	62,628,856	50	406,421	118,998	2,339,787	5,128,940	133,788	15,047	1,311,736	6,559,417	58,696,649
Furniture and facilities	8,063,125	10	254,278	1,973	579,006	3,602,371	183	663	756,335	4,358,226	4,536,210
Machinery and equipment	11,261,365	5	868,229	36,525	689,894	7,080,823	(958)	908	1,743,415	8,822,372	3,960,591
Vehicles	1,711,115	5	165,677	101,238	4,380	1,405,415	243	88,589	147,932	1,465,001	314,933
Work in progress	1,723,240		3,000,431		(2,564,021)						2,159,650
Right of use real property	4,241,974	5	859,762	10,983	21,863	1,835,334	995	5,846	1,027,787	2,858,270	2,254,346
Total property, plant and equipment	89,629,675		5,554,798	269,717	1,070,909	19,052,883	134,251	111,053	4,987,205	24,063,286	71,922,379

(1) During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original Value at beginning of fiscal year	Useful life estimated in years									Residual value at the end of the period

						Depreciation of the period
			Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end
Cost
Leased properties	314,523	50				11,362			1,842	13,204	301,319
Other investment properties	346,452	50	1,905,709	13,939		26,943			2,000	28,943	2,209,279
Total investment property	660,975		1,905,709	13,939		38,305			3,842	42,147	2,510,598

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original Value at beginning of fiscal year	Useful life estimated in years									Residual value at the end of the fiscal year

						Depreciation for the fiscal year
			Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Leased properties	452,572	50			(138,049)	74,303	(67,539)		4,598	11,362	303,161
Other investment properties	1,297,285	50	3,874	31,744	(922,963)	86,575	(66,251)	5,287	11,906	26,943	319,509
Total investment property	1,749,857		3,874	31,744	(1,061,012)	160,878	(133,790)	5,287	16,504	38,305	622,670

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original Value at beginning of fiscal year	Useful life estimated in years									Residual value at the end of the period

						Depreciation of the period
			Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end
Cost
Licenses	6,821,867	5	818,698		55,905	4,173,067	934		627,486	4,801,487	2,894,983
Other intangible assets	22,087,603	5	2,401,325	22,132	(55,746)	13,327,878	(930)	838	1,944,497	15,270,607	9,140,443
Total intangible assets	28,909,470		3,220,023	22,132	159	17,500,945	4	838	2,571,983	20,072,094	12,035,426

 CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Item	Original Value at beginning of fiscal year	Useful life estimated in years									Residual value at the end of the fiscal year

						Depreciation for the fiscal year
			Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end
Cost
Licenses	5,650,467	5	1,185,115		(13,715)	2,931,224	(461)		1,242,304	4,173,067	2,648,800
Other intangible assets	17,712,020	5	4,375,680	97		9,945,496			3,382,382	13,327,878	8,759,725
Total intangible assets	23,362,487		5,560,795	97	(13,715)	12,876,720	(461)		4,624,686	17,500,945	11,408,525

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	103,838,683	12.18	62,419,065	7.84
50 next largest customers	64,956,234	7.62	49,120,586	6.17
100 next largest customers	34,623,135	4.06	30,816,281	3.87
Other customers	649,367,277	76.14	654,217,660	82.12
Total	852,785,329	100.00	796,573,592	100.00

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	747,057,920	79,812,610	32,293,865	10,011,741	356,294	2,654	869,535,084
From the non-financial government sector	78,803,808	4,710,764	1,021,619	2,845			84,539,036
From the financial sector	1,223,282						1,223,282
From the non-financial private sector and foreign residents	667,030,830	75,101,846	31,272,246	10,008,896	356,294	2,654	783,772,766
Liabilities at fair value through profit or loss	2,783						2,783
Derivative instruments			895				895
Repo transactions	342,745						342,745
Other financial institutions	342,745						342,745
Other financial liabilities	53,821,281	1,741,054	206,894	346,587	482,851	764,070	57,362,737
Financing received from the Central Bank of Argentina and other financial institutions	659,422	1,190,233	540,992	10,749			2,401,396
Issued corporate bonds		7,780	7,780	15,306	2,159,605		2,190,471
Subordinated corporate bonds			1,663,606	1,663,606	3,327,213	58,404,032	65,058,457
Total	801,884,151	82,751,677	34,714,032	12,047,989	6,325,963	59,170,756	996,894,568

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	722,454,905	71,140,205	8,770,723	748,971	58,909	1,721	803,175,434
From the non-financial government sector	72,779,471	2,876,947	1,611,029	3,548			77,270,995
From the financial sector	1,308,683						1,308,683
From the non-financial private sector and foreign residents	648,366,751	68,263,258	7,159,694	745,423	58,909	1,721	724,595,756
Derivative instruments			3,448				3,448
Other financial liabilities	78,383,114	237,397	211,524	347,305	511,752	677,563	80,368,655
Financing received from the Central Bank of Argentina and other financial institutions	320,005	249,093	18,406	11,325	7,793		606,622
Issued corporate bonds			4,277,890				4,277,890
Subordinated corporate bonds			1,858,661	1,858,662	3,717,323	67,110,458	74,545,104
Total	801,158,024	71,626,695	15,140,652	2,966,263	4,295,777	67,789,742	962,977,153

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2022
Provisions for eventual commitments	453,308	198,238			(152,219)	499,327
For Administrative, disciplinary and criminal penalties	680				(180)	500
Other	1,769,938	826,483		217,373	(547,808)	1,831,240
Total Provisions	2,223,926	1,024,721		217,373	(700,207)	2,331,067

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Amounts at beginning of		Decreases		Monetary effects generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	35,361	492,303		1,730	(72,626)	453,308
For Administrative, disciplinary and criminal penalties	1,476	56,681	343	56,607	(527)	680
Other	2,644,090	1,982,679		2,043,494	(813,337)	1,769,938
Total Provisions	2,680,927	2,531,663	343	2,101,831	(886,490)	2,223,926

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 127 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	06/30/2022					12/31/2021
	Total parent company
	and local	Total per currency
Item	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	142,003,459	141,189,088	479,573	29,000	305,798	160,014,373
Debt securities at fair value through profit or loss	604,914	604,914				73,573
Other financial assets	9,005,993	9,005,993				7,604,525
Loans and other financing	23,967,758	23,948,540	19,218			20,152,707
From the non-financial private sector and foreign residents	23,967,758	23,948,540	19,218			20,152,707
Other debt securities	33,347,036	33,347,036				39,926,162
Financial assets delivered as guarantee	2,430,180	2,430,180				2,775,711
Equity instruments at fair value through profit or loss	15,523	15,523				20,746
Investments in subsidiaries, associates and joint ventures	3,396,485	3,396,485				4,043,300
Total assets	214,771,348	213,937,759	498,791	29,000	305,798	234,611,097
Liabilities
Deposits	114,444,490	114,444,490				125,557,942
Non-financial government sector	5,083,751	5,083,751				10,451,691
Financial sector	989,166	989,166				1,035,541
Non-financial private sector and foreign residents	108,371,573	108,371,573				114,070,710
Other financial liabilities	5,093,856	4,949,795	129,661		14,400	6,512,389
Financing from the Central Bank and other financial institutions	1,930,165	1,910,942	19,223			376,335
Issued corporate bonds	2,119,555	2,119,555
Subordinated corporate bonds	51,134,753	51,134,753				57,205,896
Other non-financial liabilities	16,636	16,636				10,661
Total liabilities	174,739,455	174,576,171	148,884		14,400	189,663,223

- 128 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	5	5	1	115,344
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	5	30	137,492
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		35,032,311
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	30	27		1,738,109

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to compensated operations forward (OCT).

- 129 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	5,372,008	9,781,364	8,247,122	15,728,540
Gain from private securities	93,123	228,071	134,935	186,645
Gain from derivative financial instruments
Forward transactions	7,059	7,059
Gain / (Loss) from other financial assets	352,035	274,165	(5,035)	(9,726)
Gain / (Loss) from equity instruments at fair value through profit or loss	28,047	1,112,789	(63,839)	660,983
Gain / (Loss) from sales or decreases of financial assets at fair value	140,089	1,314,817	43,513	(10,855)
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions			(8,778)	(8,778)
Total	5,992,361	12,718,265	8,347,918	16,546,809

- 130 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Interest income
for cash and bank deposits	15,592	18,916	4,766	9,547
for government securities	21,257,904	23,167,930	2,134,100	6,454,422
for debt securities	22,153	51,625	106,541	294,273
for loans and other financing
Non-financial public sector	256,886	580,961	668,746	1,508,693
Financial sector	78,385	186,467	217,218	522,925
Non-financial private sector
Overdrafts	3,847,551	6,819,315	2,387,918	5,476,320
Documents	3,712,002	7,290,659	2,688,834	5,206,796
Mortgage loans	7,026,452	12,509,754	5,567,991	11,124,227
Pledge loans	548,477	1,156,422	238,572	439,886
Personal loans	15,844,165	32,035,799	16,230,373	33,053,205
Credit cards	6,317,925	12,208,408	4,675,801	9,580,279
Financial leases	46,313	99,921	20,830	41,036
Other	3,898,697	8,306,070	5,168,190	11,482,280
for repo transactions
Central Bank of Argentina	575,935	1,042,041	2,202,487	5,983,074
Other financial institutions	123,304	164,167	26,089	52,333
Total	63,571,741	105,638,455	42,338,456	91,229,296
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(1,323,105)	(1,828,289)	(129,478)	(1,451,510)
Saving accounts	(671,556)	(1,132,617)	(459,708)	(879,426)
Time deposits and investments accounts	(38,919,000)	(68,187,018)	(28,640,664)	(63,557,042)
for financing received from Central Bank of Argentina and other financial institutions	(72,144)	(124,374)	(71,297)	(150,586)
for repo transactions
Other financial institutions	(319,415)	(574,108)	(109,812)	(209,003)
for other financial liabilities	(11,502)	(13,749)	(6,636)	(16,406)
for issued corporate bonds	(50,169)	(181,280)	(216,897)	(857,901)
for subordinated corporate bonds	(806,818)	(1,658,712)	(1,145,650)	(2,354,629)
Total	(42,173,709)	(73,700,147)	(30,780,142)	(69,476,503)

- 131 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
from debt government securities	32,344,612	70,899,773	(3,733,566)	(5,602,292)	30,141,798	63,212,717	(147,991)	608,486
Total	32,344,612	70,899,773	(3,733,566)	(5,602,292)	30,141,798	63,212,717	(147,991)	608,486

	Income for the period
Items	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2021	Accumulated from beginning of year up to 06/30/2021
Commissions income
Commissions related to obligations	7,453,038	14,817,005	6,911,601	13,270,009
Commissions related to credits	75,643	125,892	59,339	93,989
Commissions related to loans commitments and financial guarantees	251	911	1,840	2,191
Commissions related to securities value	109,587	221,555	98,042	182,660
Commissions for credit cards	4,407,388	8,875,125	3,950,036	8,121,995
Commissions for insurances	787,514	1,553,685	768,676	1,552,909
Commissions related to trading and foreign exchange transactions	280,893	575,659	294,987	583,084
Total	13,114,314	26,169,832	12,084,521	23,806,837
Commissions expenses
Commissions related to trading and foreign exchange transactions	(21,003)	(63,151)	(28,181)	(49,533)
Other
Commissions paid ATM exchange	(707,922)	(1,347,859)	(643,966)	(1,320,588)
Checkbooks commissions and compensating cameras	(233,244)	(453,466)	(213,585)	(411,319)
Commissions credit cards and foreign trade	(126,787)	(251,680)	(131,928)	(247,451)
Total	(1,088,956)	(2,116,156)	(1,017,660)	(2,028,891)

- 132 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Movements between stages of the period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	06/30/2022
Other financial assets	36,010	28,301			(13,526)	50,785
Loans and other financing	13,112,026	472,074	(1,960,270)	586,702	(3,483,793)	8,726,739
Other financial institutions	4,971	(873)			(1,152)	2,946
To the non-financial private sector and foreign residents
Overdrafts	964,008	126,857	(5,666)	(336,049)	(243,818)	505,332
Documents	1,309,229	32,611	(154,455)	(7,651)	(330,206)	849,528
Mortgage loans	2,720,563	(29,097)	(1,662,800)	703,485	(678,864)	1,053,287
Pledge loans	168,223	1,524	(947)	(8,903)	(43,563)	116,334
Personal loans	3,377,340	162,338	51,231	221,631	(971,777)	2,840,763
Credit cards	2,199,199	234,259	77,964	137,023	(648,067)	2,000,378
Financial leases	19,904	2,874	(93)	(2,882)	(5,804)	13,999
Other	2,348,589	(58,419)	(265,504)	(119,952)	(560,542)	1,344,172
Eventual commitments	453,308	186,679	6,857		(147,517)	499,327
Other debt securities	739	154			(217)	676
Total allowances	13,602,083	687,208	(1,953,413)	586,702	(3,645,053)	9,277,527

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of June 30, 2022, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	38,896	11,947			(14,833)	36,010
Loans and other financing	20,599,715	(3,321,121)	690,606	1,944,772	(6,801,946)	13,112,026
Other financial institutions	34,140	(21,193)			(7,976)	4,971
To the non-financial private sector and foreign residents
Overdrafts	1,409,253	165,517	93,231	(355,738)	(348,255)	964,008
Documents	1,098,702	356,182	245,134	9,943	(400,732)	1,309,229
Mortgage loans	1,547,387	67,545	1,466,215	247,213	(607,797)	2,720,563
Pledge loans	276,093	(3,841)	(54,203)	46,800	(96,626)	168,223
Personal loans	5,848,280	(1,125,487)	(453,260)	1,475,387	(2,367,580)	3,377,340
Credit cards	6,964,466	(2,410,912)	(1,061,647)	614,748	(1,907,456)	2,199,199
Financial leases	20,649	13,863	(5)	(8,787)	(5,816)	19,904
Other	3,400,745	(362,795)	455,141	(84,794)	(1,059,708)	2,348,589
Eventual commitments	35,361	419,667	62,016		(63,736)	453,308
Other debts securities	2,760	(1,473)			(548)	739
Total allowances	20,676,732	(2,890,980)	752,622	1,944,772	(6,881,063)	13,602,083

- 133 -	Delfín Jorge Ezequiel Carballo Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 29, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer